SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem S.A.

Condensed Quarterly Information (ITR)
at September 30, 2020
and Independent Auditors' Review Report

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail)

Report on the review of interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105
12th floor Itaim Bibi, São Paulo (SP)
Brazil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. ("the Company"), comprised in the Quarterly Information Form for the quarter ended September 30, 2020, comprising the balance sheets as of September 30, 2020 and the respective statements of income and of comprehensive income for the three and nine-month periods then ended, and of changes in shareholders' equity and cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for qualified conclusion on the individual and consolidated interim financial information

Comparative balances for the period of nine months ended September 30, 2019

The Company updated the provision to cover estimated expenses to be incurred related to the closure and creation of a protection area around certain wells, reallocating people, costs with vacancy of properties and adopting additional monitoring measures due the definitive closure of the salt extraction activities in Maceió for the year ended December 31, 2019. However, the Company did not proceed with the restatement and update of the provision on the individual and consolidated interim financial information for the period of nine months ended as of September 30, 2019, as required by accounting practices. Accordingly, we were unable, through alternative review procedures, to measure what the effects of this matter would be on the quarter ended September 30, 2019, which would impact the comparability of the values corresponding to the period of nine months ended September 30, 2020.

Qualified conclusion on the individual interim financial information

Based on our review, except for the possible effects of the matter described in the paragraph "Basis for qualified conclusion on the individual and consolidated interim financial information", nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Qualified conclusion on the consolidated interim financial information

Based on our review, except for the possible offects of the matter described in the paragraph "Basis for qualified conclusion on the individual and consolidated interim financial information", nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis

Collective action

We call attention to Note 22.3 to the interim financial information, which describes that an action was filed against the Company and some of its current and former executives in the New Jersey District Court in the United States, in accordance with the United States Securities Act of 1934 (U.S. Securities Exchange Act) and its rules. The action is in its initial stage, and the Company has hired legal advisors to support its defense in that country. Our conclusion is not modified in relation to this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in NBC TG 09 - Statement of Value Added. Based on our review, except for the possible effects of the matter described in the paragraph "Basis for qualified conclusion on the individual and consolidated interim financial information", nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding amounts of the fiscal year and comparative periods

The audit of the individual and consolidated financial statements as of December 31, 2019 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on April 3, 2020. The review of the individual and consolidated interim financial information for the three and nine-month periods ended September 30, 2019 was conducted under the responsibility of another independent auditor, which issued a review report on that individual and consolidated interim financial information on November 14, 2019, with modification regarding the lack of recognition of provision for estimated expenditures related to the definitive closure of the salt extraction activities in Maceió, with the closure and creation of a protection area around certain wells, relocation of people, vacancy of properties and adoption of additional monitoring measures, as required by the standard NBC TG 25 (IAS 37) - Provisions, contingent liabilities and contingent assets.

São Paulo, November 10, 2020

Daniel Gomes Maranhão Junior
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Balance sheet
Base date: 09/30/2020
All amounts in thousands of reais

Assets	Note	Consolidated Sep/2020	Consolidated Dec/2019	Parent company Sep/2020	Parent company Dec/2019
Current assets					
Cash and cash equivalents	3	12,324,378	6,803,880	5,583,612	2,389,438
Financial investments	4	3,204,807	1,687,504	3,117,183	1,628,275
Trade accounts receivable	5	3,599,405	2,285,750	2,105,277	1,864,142
Inventories	6	8,065,359	7,625,084	5,411,227	5,499,907
Taxes recoverable	8	1,382,071	1,238,011	1,230,667	1,010,833
Income tax and social contribution		578,007	439,933	339,654	352,789
Dividends and interest on capital	7	165	3,074	165	7,683
Prepaid expenses		423,139	115,096	304,785	86,964
Related parties	7(b)			662	43,157
Derivatives	18.2.1	11,691	4,712	10,920	4,712
Judicial deposits	24		2,571,683		2,571,683
Other receivables		1,215,766	614,827	333,157	259,997
		30,804,788	**23,389,554**	**18,437,309**	**15,719,580**
Non-current assets					
Financial investments	4	343,598	9,708	328,313	
Trade accounts receivable	5	24,267	20,901	19,685	20,901
Inventories	6	5,023	16,325	5,023	16,325
Taxes recoverable	8	1,575,979	2,257,718	1,381,775	2,257,483
Income tax and social contribution		72,062	239,847	72,062	239,847
Deferred income tax and social contribution	20(b)	10,907,957	2,662,596	8,236,518	1,607,417
Judicial deposits	24	201,579	1,508,880	190,806	1,498,056
Related parties	7(b)			1,502	1,073
Derivatives	18.2.1	1,141	17,877	1,141	17,877
Other receivables		272,850	258,865	187,383	191,500
Investments	9	44,322	63,843	16,951,157	11,763,622
Property, plant and equipment	10	36,285,416	32,315,181	14,947,542	15,342,157
Intangible assets	11	2,810,435	2,762,088	2,501,376	2,521,180
Right of use of assets	12	2,799,335	2,605,654	1,385,276	1,561,877
		55,343,964	**44,739,483**	**46,209,559**	**37,039,315**
Total assets		**86,148,752**	**68,129,037**	**64,646,868**	**52,758,895**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Balance sheet
Base date: 09/30/2020
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Sep/2020	Consolidated Dec/2019	Parent company Sep/2020	Parent company Dec/2019
Current liabilities					
Trade payables	13	8,868,384	9,116,989	8,508,415	9,207,870
Borrowings	14	1,333,142	774,924	529,469	146,395
Braskem Idesa borrowings	15	1,286,589	744,408		
Debenture	16	53,336	46,666		
Derivatives	18.2.1	974,618	49,251	912,897	43,187
Payroll and related charges		700,059	623,723	501,538	475,768
Taxes payable	19	690,344	322,886	592,498	294,572
Income tax and social contribution		185,369	34,856	17,223	33,111
Dividends		4,123	6,502	3,750	3,804
Advances from customers		827,919	355,764	198,914	288,585
Leniency agreement	23	399,396	362,719	399,396	362,719
Sundry provisions	21	262,129	203,134	183,185	141,319
Accounts payable to related parties	7(b)			589,319	748,378
Other payables		684,915	930,638	148,638	335,449
Provision - geological event in Alagoas	24	3,682,266	1,450,476	3,682,266	1,450,476
Other financial liabilities		132,386	516,933	132,386	516,933
Lease	12(b)	777,976	676,291	443,227	447,106
		20,862,951	**16,216,160**	**16,843,121**	**14,495,672**
Non-current liabilities					
Trade payables	13	7,220	3,837	7,220	3,837
Borrowings	14	44,020,594	28,242,052	4,508,113	3,501,908
Braskem Idesa borrowings	15	12,395,144	9,237,318		
Debenture	16	191,221	227,901		
Derivatives	18.2.1	812,258	169,513	684,645	148,574
Taxes payable	19	219,895	129,353	187,005	129,353
Accounts payable to related parties	7(b)			37,830,984	22,998,330
Loan to non-controlling shareholders of Braskem Idesa	7(a)	3,558,288	2,395,887		
Deferred income tax and social contribution	20(b)	516,097	273,036		
Post-employment benefits		454,355	389,075	224,730	224,852
Provision for losses on subsidiaries				613,451	376,074
Contingencies	22.1	1,146,818	1,151,524	1,136,437	1,142,228
Leniency agreement	23	1,072,434	1,379,549	1,072,434	1,379,549
Sundry provisions	21	364,912	302,072	326,395	274,549
Provision - geological event in Alagoas	24	4,228,622	1,932,591	4,228,622	1,932,591
Other payables		262,499	133,858	191,424	91,408
Lease	12(b)	2,447,771	2,000,605	1,256,953	1,174,672
		71,698,128	**47,968,171**	**52,268,413**	**33,377,925**
Shareholders' equity (net capital deficiency)	26				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,472	232,472	232,472	232,472
Revenue reserves		1,905,255	1,905,255	1,905,255	1,905,255
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(6,589,694)	(4,757,539)	(6,589,694)	(4,757,539)
Treasury shares		(49,724)	(49,724)	(49,724)	(49,724)
Accumulated losses		(7,517,809)		(7,517,809)	
Total attributable to the Company's shareholders		(4,464,666)	4,885,298	(4,464,666)	4,885,298
Non-controlling interest in subsidiaries		(1,947,661)	(940,592)		
		(6,412,327)	**3,944,706**	**(4,464,666)**	**4,885,298**
Total liabilities and shareholders' equity (net capital deficiency)		**86,148,752**	**68,129,037**	**64,646,868**	**52,758,895**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 09/30/2020
All amounts in thousands of reais, except earnings or loss per share

	Note	3Q2020	Sep/2020	3Q2019	Consolidated Sep/2019
Net revenue	28	**15,992,108**	**39,805,121**	**13,368,190**	**39,683,446**
Cost of products sold	31	(12,426,535)	(33,533,365)	(11,651,152)	(34,614,756)
Gross profit		**3,565,573**	**6,271,756**	**1,717,038**	**5,068,690**
Income (expenses)					
Selling and distribution	31	(482,122)	(1,369,619)	(437,959)	(1,329,992)
(Loss) reversals for impairment of trade accounts receivable	31	(3,860)	(15,036)	(6,332)	(6,970)
General and administrative	31	(445,654)	(1,333,961)	(573,877)	(1,530,858)
Research and development	31	(63,354)	(172,862)	(58,658)	(169,527)
Results from equity investments	9(c)	2,314	(19,893)	(2,718)	(3,173)
Other income	29	485,055	816,874	170,963	2,260,784
Other expenses	29	(3,642,245)	(5,380,240)	(249,819)	(772,320)
Profit (loss) before net financial income (expense) and taxes		**(584,293)**	**(1,202,981)**	**558,638**	**3,516,634**
Financial results	30				
Financial expenses		(1,183,604)	(3,682,559)	(878,080)	(2,673,626)
Financial income		162,355	498,479	214,084	666,022
Exchange rate variations, net		(810,666)	(7,325,580)	(1,368,488)	(1,866,536)
		(1,831,915)	**(10,509,660)**	**(2,032,484)**	**(3,874,140)**
Loss before income tax and social contribution		**(2,416,208)**	**(11,712,641)**	**(1,473,846)**	**(357,506)**
Current and deferred income tax and social contribution	20(a)	1,078,808	3,819,810	487,483	345,724
Loss for the period		**(1,337,400)**	**(7,892,831)**	**(986,363)**	**(11,782)**
Attributable to:					
Company's shareholders		(1,412,972)	(7,537,950)	(887,798)	124,339
Non-controlling interest in subsidiaries		75,572	(354,881)	(98,565)	(136,121)
Loss for the period		**(1,337,400)**	**(7,892,831)**	**(986,363)**	**(11,782)**
Earnings per share - basic and diluted - R$	27				
Common			(9.4699)		
Preferred shares class "A"			(9.4699)		0.3611
Preferred shares class "B"			(9.4699)		0.3618

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 09/30/2020
All amounts in thousands of reais, except earnings or loss per share

					Parent company
	Note	3Q2020	Sep/2020	3Q2019	Sep/2019
Net revenue	28	**10,900,837**	**27,087,235**	**9,680,804**	**28,818,194**
Cost of products sold	31	(8,861,728)	(24,036,572)	(9,069,728)	(26,809,276)
Gross profit		**2,039,109**	**3,050,663**	**611,076**	**2,008,918**
Income (expenses)					
Selling and distribution	31	(256,844)	(732,278)	(264,173)	(772,897)
(Loss) reversals for impairment of trade accounts receivable	31	4,723	(6,897)	(2,376)	(882)
General and administrative	31	(286,997)	(866,476)	(421,872)	(1,125,619)
Research and development	31	(29,460)	(90,545)	(34,260)	(97,483)
Results from equity investments	9(c)	1,304,368	1,004,175	518,985	1,748,166
Other income	29	366,441	508,562	85,785	1,955,564
Other expenses	29	(3,632,295)	(5,357,256)	(238,809)	(721,963)
Profit (loss) before net financial income (expense) and taxes		**(490,955)**	**(2,490,052)**	**254,356**	**2,993,804**
Financial results	30				
Financial expenses		(1,120,929)	(3,463,817)	(810,774)	(2,361,237)
Financial income		166,164	372,337	158,720	519,686
Exchange rate variations, net		(1,088,733)	(5,545,802)	(1,092,089)	(1,585,952)
		(2,043,498)	**(8,637,282)**	**(1,744,143)**	**(3,427,503)**
Loss before income tax and social contribution		**(2,534,453)**	**(11,127,334)**	**(1,489,787)**	**(433,699)**
Current and deferred income tax and social contribution	20(a)	1,121,481	3,589,384	601,989	558,038
(Loss) profit for the period		**(1,412,972)**	**(7,537,950)**	**(887,798)**	**124,339**
Earnings per share - basic and diluted - R$	27				
Common			(9.4699)		
Preferred shares class "A"			(9.4699)		0.3611
Preferred shares class "B"			(9.4699)		0.3618

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Data base: 09/30/2020
All amounts in thousands of reais

	Note	3Q2020	Sep/2020	3Q2019	Consolidated Sep/2019
(Loss) profit for the period		**(1,337,400)**	**(7,892,831)**	**(986,363)**	**(11,782)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		31,719	(1,371,053)	(194,226)	(125,300)
Income tax and social contribution - cash flow hedge		(8,987)	461,736	65,451	39,819
Fair value of cash flow hedge from jointly-controlled, net of taxes		(1,075)	786	2,453	83
		21,657	(908,531)	(126,322)	(85,398)
Exchange variation of foreign sales hedge	18.3(a.i)	(898,588)	(9,245,179)	(1,794,124)	(1,563,810)
Sales Hedge - transfer to profit or loss	18.3(a.i)	578,657	1,557,361	325,098	935,685
Income tax and social contribution on exchange variation		108,776	2,613,858	499,468	213,562
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	253,366	(2,009,111)	(241,668)	29,983
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	133,798	348,165	70,181	194,987
Income tax on exchange variation - Braskem Idesa		(116,149)	498,284	51,446	(67,491)
		59,860	(6,236,622)	(1,089,599)	(257,084)
Foreign subsidiaries currency translation adjustment		175,709	4,668,466	842,153	642,403
Total		**257,226**	**(2,476,687)**	**(373,768)**	**299,921**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		3,674	7,178	4,844	10,466
Total comprehensive income for the period		**(1,076,500)**	**(10,362,340)**	**(1,355,287)**	**298,605**
Attributable to:					
Company's shareholders		(1,086,712)	(9,355,271)	(1,162,388)	478,408
Non-controlling interest in subsidiaries		10,212	(1,007,069)	(192,899)	(179,803)
Total comprehensive income for the period		**(1,076,500)**	**(10,362,340)**	**(1,355,287)**	**298,605**

The notes are an integral part of the interim financial statements.

Statement of comprehensive income
Data base: 09/30/2020
All amounts in thousands of reais

	Note	3Q2020	Sep/2020	3Q2019	Parent company Sep/2019
(Loss) profit for the period		(1,412,972)	(7,537,950)	(887,798)	124,339
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(13,220)	(1,260,497)	(179,574)	(55,727)
Income tax and social contribution - cash flow hedge		4,495	428,569	61,055	18,947
Fair value of cash flow hedge - Braskem Idesa		33,703	(82,917)	(10,989)	(52,180)
Income tax and social contribution cash flow hedge - Braskem Idesa		(10,111)	24,875	3,297	15,654
Fair value of cash flow hedge from jointly-controlled, net of taxes		(1,075)	786	2,453	83
		13,792	(889,184)	(123,758)	(73,223)
Exchange variation of foreign sales hedge	18.3(a.i)	(898,579)	(9,245,179)	(1,794,124)	(1,563,810)
Sales Hedge - transfer to profit or loss	18.3(a.i)	578,657	1,557,361	325,098	935,685
Income tax and social contribution on exchange variation		108,773	2,613,858	499,468	213,562
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	190,024	(1,506,825)	(181,251)	22,487
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	100,348	261,123	52,635	146,240
Income tax on exchange variation - Braskem Idesa		(87,112)	373,710	38,585	(50,618)
		(7,889)	(5,945,952)	(1,059,589)	(296,454)
Foreign subsidiaries currency translation adjustment		316,693	5,010,215	904,060	713,511
Total		322,596	(1,824,921)	(279,287)	343,834
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		3,664	7,600	4,697	10,235
Total comprehensive income for the period		(1,086,712)	(9,355,271)	(1,162,388)	478,408

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of changes in shareholder's equity (net capital deficiency)

All amounts in thousands of reais

											Parent company	Parent company and Consolidated	Consolidated
	Attributed to shareholders' interest												
			Revenue reserves										
	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At December 31, 2018	**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,623,020)**	**(49,819)**		**6,787,645**	**(876,400)**	**5,911,245**
Comprehensive income for the period:													
Profit for the period										124,339	124,339	(136,121)	(11,782)
Exchange variation of foreign sales hedge, net of taxes								(296,454)			(296,454)	39,370	(257,084)
Fair value of cash flow hedge, net of taxes								(73,223)			(73,223)	(12,175)	(85,398)
Long term incentive plan, net of taxes								10,235			10,235	231	10,466
Foreign subsidiaries currency translation adjustment								713,511			713,511	(71,108)	642,403
								354,069		124,339	478,408	(179,803)	298,605
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(20,037)		20,037			
Realization of deemed cost of jointly-controlled investment, net of taxes								(702)		702			
Actuarial loss with post-employment benefits, net of taxes								(50)			(50)		(50)
Fair value adjustments of trade accounts receivable, net of taxes								52			52		52
Exchange variation in hyperinflationary economy, net of taxes								(3,438)			(3,438)		(3,438)
								(24,175)		20,739	(3,436)		(3,436)
Contributions and distributions to shareholders:													
Incentive long term plan payments with treasury shares									95		95		95
Prescribed dividend										1,004	1,004		1,004
Additional dividends of subsidiary												(2,496)	(2,496)
Loss on interest in subsidiary												(33)	(33)
Gain on transfer of shares in custody long term incentive plan		42									42		42
		42							95	1,004	1,141	(2,529)	(1,388)
At September 30, 2019	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,293,126)**	**(49,724)**	**146,082**	**7,263,758**	**(1,058,732)**	**6,205,026**
At December 31, 2019	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**		**(488,388)**	**(4,757,539)**	**(49,724)**		**4,885,298**	**(940,592)**	**3,944,706**
Comprehensive income for the period:													
Loss for the period										(7,537,950)	(7,537,950)	(354,881)	(7,892,831)
Exchange variation of foreign sales hedge, net of taxes								(5,945,952)			(5,945,952)	(290,670)	(6,236,622)
Fair value of cash flow hedge, net of taxes								(889,184)			(889,184)	(19,347)	(908,531)
Long term incentive plan, net of taxes								7,600			7,600	(422)	7,178
Foreign currency translation adjustment								5,010,215			5,010,215	(341,749)	4,668,466
								(1,817,321)		(7,537,950)	(9,355,271)	(1,007,069)	(10,362,340)
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(19,761)		19,761			
Realization of deemed cost of jointly-controlled investment, net of taxes								(380)		380			
Fair value adjustments of trade accounts receivable, net of taxes								229			229		229
Exchange variation in hyperinflationary economy, net of taxes								5,078			5,078		5,078
								(14,834)		20,141	5,307		5,307
At September 30, 2020	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**		**(488,388)**	**(6,589,694)**	**(49,724)**	**(7,517,809)**	**(4,464,666)**	**(1,947,661)**	**(6,412,327)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Base date: 09/30/2020
All amounts in thousands of reais

	Note	Consolidated Sep/2020	Consolidated Sep/2019	Parent company Sep/2020	Parent company Sep/2019
Loss before income tax and social contribution		(11,712,641)	(357,506)	(11,127,334)	(433,699)
Adjustments for reconciliation of profit					
Depreciation, amortization and depletion		3,001,589	2,607,860	1,805,187	1,684,224
Results from equity investments	9(c)	19,893	3,173	(1,004,175)	(1,748,166)
Interest foreign exchange gain/losses		11,775,714	3,885,763	8,004,786	3,096,552
Reversal of provisions		5,999	(273,917)	5,100	(271,536)
Provisions - Leniency agreement	23		409,877		409,877
Provision - geological event in Alagoas	24	5,143,395		5,143,395	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	29	(199,826)	(1,850,254)	(199,826)	(1,850,254)
Loss (reversals) for impairment of financial assets		15,036	6,970	6,897	(15,733)
Provision for losses and write-offs of long-lived assets		(17,309)	113,341	(22,612)	106,670
		8,031,850	**4,545,307**	**2,611,418**	**977,935**
Changes in operating working capital					
Judicial deposits - other financial assets	24	3,746,107	(3,680,460)	3,746,107	(3,680,460)
Financial investments		(1,776,868)	1,166,121	(1,751,346)	1,173,764
Trade accounts receivable		(871,642)	449,604	(244,715)	(392,972)
Inventories		316,151	713,470	68,297	467,610
Taxes recoverable		1,761,100	1,134,100	1,335,777	443,821
Prepaid expenses		144,489	153,456	(217,821)	60,830
Other receivables		(375,136)	(280,209)	101,748	(206,654)
Trade payables		(5,039,655)	19,211	(2,873,045)	775,150
Taxes payable		(624,880)	(661,477)	338,891	54,182
Advances from customers		305,969	96,830	(89,671)	74,868
Leniency agreement	23	(349,842)	(341,605)	(349,842)	(283,571)
Sundry provisions		(93,491)	(155,218)	(96,682)	(159,723)
Other payables		(324,640)	163,387	(676,720)	55,479
Cash generated (used) from operations		**4,849,512**	**3,322,517**	**1,902,396**	**(639,741)**
Interest paid		(2,206,228)	(1,592,845)	(248,314)	(110,763)
Income tax and social contribution paid		(189,828)	(381,471)	(56,971)	(108,038)
Net cash generated (used) from operating activities		**2,453,456**	**1,348,201**	**1,597,111**	**(858,542)**
Proceeds from the sale of fixed and intangible assets		13,438	1,591	2,975	1,121
Dividends received		3,074	3,513	138,776	18,931
Additions to investments in subsidiaries					(80)
Acquisitions to property, plant and equipment and intangible assets		(1,930,539)	(1,789,744)	(1,010,925)	(994,645)
Net cash used in investing activities		**(1,914,027)**	**(1,784,640)**	**(869,174)**	**(974,673)**
Short-term and Long-term debt					
Acquired		15,214,497	9,491,368	5,175,102	1,515,771
Payments		(10,340,708)	(8,538,709)	(4,894,332)	(496,317)
Braskem Idesa borrowings					
Payments		(658,669)	(665,827)		
Related parties					
Acquired				5,274,730	2,966,881
Payments				(2,391,156)	(2,229,897)
Lease	12	(478,713)	(296,269)	(297,208)	(176,015)
Dividends paid		(2,379)	(2,471)	(57)	(48)
Other financial liabilities		(400,842)	499,999	(400,842)	499,999
Net cash generated in financing activities		**3,333,186**	**488,091**	**2,466,237**	**2,080,374**
Exchange variation on cash of foreign subsidiaries		1,647,883	115,785		
Increase in cash and cash equivalents		**5,520,498**	**167,437**	**3,194,174**	**247,159**
Represented by					
Cash and cash equivalents at the beginning of the period		6,803,880	5,547,637	2,389,438	2,016,724
Cash and cash equivalents at the end of the period		12,324,378	5,715,074	5,583,612	2,263,883
Increase in cash and cash equivalents		**5,520,498**	**167,437**	**3,194,174**	**247,159**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Base date: 09/30/2020
All amounts in thousands of reais

	Consolidated		Parent company	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Revenue	**42,541,217**	**48,782,263**	**29,491,670**	**37,599,550**
Sale of goods, products and services	47,095,511	47,124,214	34,334,746	36,224,390
Other income, net	(4,539,258)	1,665,019	(4,836,179)	1,376,042
Loss for doubtful accounts	(15,036)	(6,970)	(6,897)	(882)
Inputs acquired from third parties	**(35,733,142)**	**(38,273,477)**	**(26,883,358)**	**(30,807,373)**
Cost of products, goods and services sold	(34,320,160)	(36,130,764)	(26,027,415)	(29,297,629)
Material, energy, outsourced services and others	(1,429,591)	(1,991,271)	(884,631)	(1,392,047)
Gain (impairment) of assets	16,609	(151,442)	28,688	(117,697)
Gross value added	**6,808,075**	**10,508,786**	**2,608,312**	**6,792,177**
Depreciation, amortization and depletion	(3,001,589)	(2,607,860)	(1,805,187)	(1,684,224)
Net value added produced by the Company	**3,806,486**	**7,900,926**	**803,125**	**5,107,953**
Value added received in transfer	**1,152,187**	**720,438**	**1,826,248**	**2,394,396**
Results from equity investments	(19,893)	(3,173)	1,004,175	1,748,166
Financial income	1,171,530	723,554	822,009	646,173
Other	550	57	64	57
Total value added to distribute	**4,958,673**	**8,621,364**	**2,629,373**	**7,502,349**
Personnel	**1,306,011**	**1,222,054**	**745,367**	**783,278**
Direct compensation	1,040,172	949,624	569,815	585,130
Benefits	210,309	220,614	120,955	147,104
FGTS (Government Severance Pay Fund)	55,530	51,816	54,597	51,044
Taxes, fees and contribuitions	**(377,599)**	**2,609,144**	**(193,261)**	**2,357,031**
Federal	(2,674,803)	799,224	(2,460,888)	573,905
State	2,252,844	1,768,669	2,252,844	1,768,669
Municipal	44,360	41,251	14,783	14,457
Remuneration on third parties' capital	**11,923,092**	**4,801,948**	**9,615,217**	**4,237,701**
Financial expenses	11,639,519	4,582,911	9,419,379	4,061,677
Rentals	283,573	219,037	195,838	176,024
Remuneration on own capital	**(7,892,831)**	**(11,782)**	**(7,537,950)**	**124,339**
Profit (loss) for the period	(7,537,950)	124,339	(7,537,950)	124,339
Non-controlling interest in subsidiaries	(354,881)	(136,121)		
Value added distributed	**4,958,673**	**8,621,364**	**2,629,373**	**7,502,349**

The notes are an integral part of the interim financial statements.

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. (hereinafter "Parent Company" or "Braskem") is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries (hereinafter referred to as "Company"), is controlled by Odebrecht S.A. ("Odebrecht"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

Inauguration of the new plant – United States

In September, the Company concluded the commissioning process following applicable safety standards and started commercial polypropylene (PP) production at its new plant in the United States. Located in La Porte, in the state of Texas, and with production capacity of 450,000 tons per year, the new PP plant in the United States is in line with the Company's strategy to diversify its feedstock profile and to expand across Americas, reinforcing its leadership position in PP production in North America.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of this quarterly information.

2.1 Basis of preparation and presentation of the quarterly information

This quarterly information includes the period ended September 30, 2020 and should be read together with the financial statements of the Company as of December 31, 2019, prepared and presented in the parent company and consolidated, in accordance with the pronouncement CPC 21 (R1), issued by the Brazilian Accounting Pronouncements Committee (CPC), in accordance with the pronouncement IAS 34 – Interim Financial Information, issued by the International Accounting Standards Board (IASB), in compliance with Federal Law 6,404/76, as amended, and according to rules and guidelines issued by the Securities and Exchange Commission of Brazil (CVM).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company's management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2019 financial statements.

The issue of these quarterly financial statements was authorized by the Executive Board on November 10, 2020.

All amounts in thousands, except as otherwise stated

2.1.1 Consolidated and individual quarterly information

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a) Consolidation

The consolidated information comprises the financial statements of the Parent Company and the following entities:

			Total and voting interest - %	
		Headquarters	Sep/2020	Dec/2019
Direct and Indirect subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")		EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")	(i)	Índia	100.00	
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00

(i) Subsidiary set up in May 2020.

All amounts in thousands, except as otherwise stated

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, unless otherwise stated. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than the Brazilian real

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Sep/2020	Dec/2019	Variation	Sep/2020	Sep/2019	Variation
U.S. dollar - Brazilizan real	5.6407	4.0307	39.94%	5.0793	3.8887	30.62%
Euro - Brazilizan real	6.6132	4.5305	45.97%	5.7207	4.3679	30.97%
Mexican peso - Brazilizan real	0.2553	0.2134	19.63%	0.2328	0.2020	15.28%
U.S. dollar - Mexican peso	22.0966	18.8858	17.00%	21.8263	19.2585	13.33%
U.S. dollar - Euro	0.8575	0.8926	-3.94%	0.8903	0.8895	0.08%

2.3 New or revised pronouncements

Certain new standards and amendments of standards will come into force for the fiscal years starting in or after 2020. The Company did not early adopt the following new standards and interpretations for preparing this quarterly information:

- Changes to references to the conceptual structure of CPC 00 (R2)/IFRS;
- Definition of business (changes to CPC 15/IFRS 13);
- Definition of materiality (amendments to CPC 26/IAS 1 and CPC 23/IAS 8);
- IFRS 17 – Insurance contracts;
- CVM Resolution 854/2020 with impacts on CPC's 38, 40 (R1) and 48.

CVM Resolution 854/2020, which came into force on January 1, 2020, and has impacts associated with Technical Pronouncements CPC 38, CPC 40 (R1) and CPC 48. The Securities and Exchange Commission of Brazil (CVM) already has issued a statement with regard to the restatement of the reference interest rate arising from the discontinuation of the use of the London Interbank Offered Rate ("LIBOR"), after 2021. Note that LIBOR will remain in force for contracts already existing as of the date of its elimination. Accordingly, the

All amounts in thousands, except as otherwise stated

company is monitoring the potential impacts on its transactions arising from the applicability of the changes.

The Securities and Exchange Commission of Brazil ("CVM") issued, on July 7, 2020, Resolution 859, which approved the Revision of Technical Pronouncements Document 16/2020, which establishes requirements with the objective of facilitating for lessees the accounting of any concessions obtained in contracts arising from COVID-19, such as the forgiveness, suspension or even forbearance of lease payments. The Board of Directors evaluated the requirements of CVM Resolution 859 and did not identify any relevant impacts.

The amended standards and interpretations should not produce a significant impact on the consolidated financial statements.

2.4 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. As disclosed in the Notice to the Market dated March 20, 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. Updates on the measures taken by the Company follow:

- (i) Determining that all team members and contractors from the group vulnerable to COVID-19 work remotely until the last phase of return;
- (ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexibilization of measures for a safe return are met;
- (iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
- (iv) Recommending the suspension of visits by non-routine third parties and suppliers to Braskem's facilities, and banning access to facilities by visitors or third parties returning from high risk areas;
- (v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;
- (vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

During the second quarter of 2020, the capacity utilization rates of its plants in Brazil and the United States were temporarily reduced to adjust to the weaker demand and to the destocking trend in the petrochemical and plastics production chains. The capacity utilization rates will accompany market demand and any new export opportunities that arise in other regions, especially with the restart of economies in Asia.

During the third quarter of 2020, there was strong recovery in demand for resins in Brazil and in the United States that led the capacity utilization rates of the petrochemical plants to return to normal levels.

In Europe and Mexico, the capacity utilization rates returned to their normal levels in the second quarter, following the gradual recovery in demand, resulting in capacity utilization rates of 83% and 80%, respectively.

All amounts in thousands, except as otherwise stated

Despite this scenario marked by growth and recovery, the Company continues to adopt a series of cash-preservation measures to ensure the financial solidity and resilience of its business, which include:

- Drawing down a revolving credit facility in the amount of US$1 billion in April 2020, which comes due in 2023. At the end of July, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;
- Issue of bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);
- Reducing fixed costs by around 10%;
- Reducing the investments planned for 2020 from US$721 million (R$3.9 billion) to approximately US$600 million (R$3.1 billion);
- Postponing the payment of social contribution charges in Brazil; and
- Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

On September 30, 2020, the consolidated balance sheet registered positive net working capital of R$10 billion, with most liabilities coming due in the long term and 96.5% of the total debt denominated in U.S. dollar, in line with the Company's Financial Policy. The Company is comfortable with such exposure to the U.S. dollar, since a significant part of the revenue to be generated by it over the coming years and that could be used to service debt is directly or indirectly denominated in U.S. dollar.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt, of which part is recognized in the result for the period and part is incorporated into equity through the hedge accounting mechanism.

The effects from currency variation in 2020 are presented in Note 2.2(c), when the Brazilian real depreciated by 40% against the U.S. dollar. The exchange variation loss in the period will produce a cash effect upon maturity of the liabilities of the Company, and as such is concentrated in the long term, given its debt maturity profile, and does not pose any risk to the liquidity position in the context of the efforts to contain the COVID-19 pandemic.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the Quarterly Information given the significant changes in the risks to which the company is exposed (see more information in note 18.5). The review considered events after the reporting period that occurred up to the reporting date of this Quarterly Information, and no significant effects were identified that should be reflected in the Quarterly Information for the nine-month period ended September 30, 2020.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future.

All amounts in thousands, except as otherwise stated

3 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2019 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company	
		Sep/2020	Dec/2019	Sep/2020	Dec/2019
Cash					
Domestic market		339,187	13,495	335,287	9,800
Foreign market	(i)	2,422,715	2,289,736		
Cash equivalents:					
Domestic market		4,904,722	1,963,185	5,022,338	2,080,801
Foreign market	(i)	4,657,754	2,537,464	225,987	298,837
Total		**12,324,378**	**6,803,880**	**5,583,612**	**2,389,438**

(i) On September 30, 2020, it includes cash of R$338,206 and R$733,857 of cash equivalents (R$598,591 and R$418,644 of cash equivalents on December 31, 2019) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

4 Financial investments

The information on financial investments was presented in the 2019 annual financial statements of the Company, in Note 6.

		Consolidated		Parent Company	
		Sep/2020	Dec/2019	Sep/2020	Dec/2019
Amortized cost					
Time deposit investments		11,028	38,759	11,028	38,759
Fair value through profit or loss					
LFT´s and LF´s	(i)	1,884,675	1,588,426	1,884,675	1,588,426
Restricted funds investments	(ii)	1,563,771	9,708	1,548,486	
Other		88,931	60,319	1,307	1,090
Total		**3,548,405**	**1,697,212**	**3,445,496**	**1,628,275**
Current assets		3,204,807	1,687,504	3,117,183	1,628,275
Non-current assets		343,598	9,708	328,313	
Total		**3,548,405**	**1,697,212**	**3,445,496**	**1,628,275**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Includes the following amounts: R$1,548,486 (current – R$1,220,173, non-current – R$328,313) in restricted funds for relocating residents in Alagoas (Note 24.1(i)); and R$15,522 in bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

All amounts in thousands, except as otherwise stated

5 Trade accounts receivable

The information on trade accounts receivable was presented in the 2019 annual financial statements of the Company, in Note 7.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At September 30, 2020, total amount of the operation was R$1.7 billion in the parent company and R$3.1 billion in the Consolidated, with interest of R$9.2 million in the Parent Company and R$12 million in the Consolidated (registered under Financial Expenses).

		Consolidated		Parent Company	
	Note	Sep/2020	Dec/2019	Sep/2020	Dec/2019
Customers					
Domestic market					
Third parties		1,624,050	1,049,412	1,540,808	984,432
Related parties	7	12,011	8,814	17,326	17,261
		1,636,061	1,058,226	1,558,134	1,001,693
Foreign market					
Third parties		2,249,175	1,477,748	351,208	353,487
Related parties	7			449,040	744,999
		2,249,175	1,477,748	800,248	1,098,486
Allowance for doubtful accounts	(i)	(261,564)	(229,323)	(233,420)	(215,136)
Total		**3,623,672**	**2,306,651**	**2,124,962**	**1,885,043**
Current assets		3,599,405	2,285,750	2,105,277	1,864,142
Non-current assets		24,267	20,901	19,685	20,901
Total		**3,623,672**	**2,306,651**	**2,124,962**	**1,885,043**

(i) The following table shows the Company's expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
Stage 1 (Performing)	Operation risk 1	Minimum risk	2,255,638		1,286,334	
	Operation risk 2	Minimum risk	797,718		515,961	
	Operation risk 3	0.80%	509,188	4,075	279,183	2,234
	Operation risk 4	1.65%	51,126	843	36,849	608
			3,613,670	**4,918**	**2,118,327**	**2,842**
Stage 2 (Significant Increase in Loss Risk)	Operation risk 3 and 4	20%	5,491	1,098	4,559	912
	1st Renegotiation lower than or equal to 24 months	25%	5,091	1,273	5,091	1,273
	Between 90 and 180 days	30%	9,585	2,876	2,875	863
			20,167	**5,247**	**12,525**	**3,048**
Stage 3 (No payment performance - Indicative of impairment)	Operation risk 5	100%	4,557	4,557	4,557	4,557
	Above 180 days	100%	19,134	19,134	9,231	9,231
	Legal	100%	227,708	227,708	213,742	213,742
			251,399	**251,399**	**227,530**	**227,530**
Total			**3,885,236**	**261,564**	**2,358,382**	**233,420**

All amounts in thousands, except as otherwise stated

6 Inventories

The information on inventories was presented in the 2019 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company	
	Sep/2020	Dec/2019	Sep/2020	Dec/2019
Finished goods	4,480,175	4,634,192	2,777,435	3,131,021
Raw materials, production inputs and packaging	1,688,660	1,665,797	1,324,371	1,408,128
Maintenance materials	821,126	608,693	329,948	259,418
Advances to suppliers	140,552	68,382	44,628	53,321
Imports in transit	939,869	664,345	939,868	664,344
Total	8,070,382	7,641,409	5,416,250	5,516,232
Current assets	8,065,359	7,625,084	5,411,227	5,499,907
Non-current assets	5,023	16,325	5,023	16,325
Total	8,070,382	7,641,409	5,416,250	5,516,232

All amounts in thousands, except as otherwise stated

7 Related parties

The information concerning related parties was presented in the 2019 annual financial statements of the Company, in Note 9.

(a) Consolidated

	Balances at September 30, 2020				Balances at December 31, 2019 (Consolidated)			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		3,445	8,566	12,011		4,257	4,557	8,814
Inventories		20,055		20,055		17,242		17,242
Dividends and interest on capital			165	165			3,074	3,074
Total assets		**23,500**	**8,731**	**32,231**		**21,499**	**7,631**	**29,130**
Liabilities								
Current								
Trade payables	17,602	68,732	9,986	96,320	12,402	133,759	9,819	155,980
Payable notes					58			58
Other payables		546	116	662		1,420	136	1,556
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,558,288	3,558,288			2,395,887	2,395,887
Total liabilities	**17,602**	**69,278**	**3,568,390**	**3,655,270**	**12,460**	**135,179**	**2,405,842**	**2,553,481**

	Nine-month period ended September 30, 2020				Nine-month period ended September 30, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		155,672	233,074	388,746		647,171	406,553	1,053,724
Purchases of raw materials, finished goods services and utilities	(89,391)	(11,116,414)	(18,680)	(11,224,485)	(255,684)	(9,431,961)	(1,241)	(9,688,886)
Financial income (expenses), net	(359)	(2,313)	(340)	(3,012)	(14)	(4)	(17)	(35)
Other income (expenses)					(34,873)			(34,873)
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(37,427)	(37,427)			(41,803)	(41,803)

All amounts in thousands, except as otherwise stated

(b) Parent Company

Balances at September 30, 2020

	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										2,739,683	2,739,683
Financial investments										3,104,848	3,104,848
Trade accounts receivable		368,536		3,751	76,753	5,315		3,445	8,566		466,366
Inventories								20,055			20,055
Dividends and interest on capital									165		165
Related parties											
Other receivables		148		116	7	391					662
Non-current											
Financial investments										328,313	328,313
Related parties											
Loan agreements						1,502					1,502
Total assets		**368,684**		**3,867**	**76,760**	**7,208**		**23,500**	**8,731**	**6,172,844**	**6,661,594**
Liabilities											
Current											
Trade payables		6,938,689		3,665		15,745	19,334	68,732	9,986		7,056,151
Accounts payable to related parties											
Advance to export	62,930		519,579	6,810							589,319
Other payables											
Other								546	116		662
Non-current											
Accounts payable to related parties											
Advance to export	7,058,772		30,304,034	468,178							37,830,984
Total liabilities	**7,121,702**	**6,938,689**	**30,823,613**	**478,653**		**15,745**	**19,334**	**69,278**	**10,102**		**45,477,116**

Nine-month period ended September 30, 2020

	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		2,197,896		61,500	255,734	78,586		155,672	233,074		2,982,462
Purchases of raw materials, finished products services and utilities		(6,010,672)		(2,801)		(133,243)	(89,358)	(11,116,414)	(18,680)		(17,371,168)
Financial income (expenses), net	(1,349,415)	(2,392,536)	(10,281,741)	(154,560)	22,844	9,917	(359)	(2,313)	(340)	78,644	(14,069,859)
Other income (expenses)											
General and administrative expenses - Vexty									(36,695)		(36,695)

All amounts in thousands, except as otherwise stated

Balances at December 31, 2019

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										926,743	926,743
Financial investments										1,588,426	1,588,426
Trade accounts receivable	274	668,325		20,297	56,377	8,173		4,257	4,557		762,260
Inventories								17,242			17,242
Dividends and interest on capital						4,609			3,074		7,683
Related parties											
Other receivables		2,101		23,886	3	17,167					43,157
Non-current											
Related parties											
Loan agreements						1,073					1,073
Total assets	**274**	**670,426**		**44,183**	**56,380**	**31,022**		**21,499**	**7,631**	**2,515,169**	**3,346,584**
Liabilities											
Current											
Trade payables		7,652,956		8		27,276	13,617	133,759	9,819		7,837,435
Accounts payable to related parties											
Advance to export	63,677		630,025	11,171							704,873
Other payables		43,447					58				43,505
Other		11,375		715	4	1		1,420	136		13,651
Non-current											
Accounts payable to related parties											
Advance to export	2,095,964		20,567,818	334,548							22,998,330
Total liabilities	**2,159,641**	**7,707,778**	**21,197,843**	**346,442**	**4**	**27,277**	**13,675**	**135,179**	**9,955**		**31,597,794**

Nine-month period ended September 30, 2019

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		3,143,773		442,196	202,495	111,726		647,171	406,553		4,953,914
Purchases of raw materials, finished products services and utilities		(9,675,081)		(70)		(119,156)	(255,504)	(9,431,961)	(1,241)		(19,483,013)
Financial income (expenses), net	755	(531,152)	(2,750,632)	(38,128)	7,534	(210,630)	(14)	(4)	(17)	155,511	(3,366,777)
Other income (expenses)							(34,873)				(34,873)
General and administrative expenses - Vexty									(41,017)		(41,017)

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended September 30, 2020, the Company engaged in the following transactions with related parties:

(i) Sales of gasoline to Refinaria de Petróleo Riograndanse S.A. ("RPR") are negotiated monthly. Sales in the period amounted to R$46,614 (R$172,068 on September 30, 2019).

(ii) Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which are renewed on a monthly basis. Sales in the period amounted to R$749,984 (R$752,516 on September 30, 2019).

(iii) In January 2020, Braskem entered into an agreement with Tenenge Montagem e Manutenção Ltda. ("Tenenge"), a subsidiary of Odebrecht S.A., to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$22,625.

(iv) In February 2020, the Company signed the 5th amendment to the Polypropylene and Polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the period, transactions amounted to R$135,953.

(v) In March 2020, the Company entered into a petroleum sales agreement with Petrobras, which is valid for 30 days after its execution. The agreement has an estimated maximum amount of R$76,161 and was fully paid.

(vi) In April 2020, the Company entered into an agreement for the purchase of up to 220 kton of naphtha, with additional volumes to those contracted for April 2020, to supply Braskem units in the states of Bahia, Rio Grande de Sul and São Paulo with Petrobras. In the period, transactions amounted to R$81,232.

(vii) In June 2020, the Company entered into two naphtha supply agreements with Petrobras from 200 to 450 kton/y from the Landulpho Alves Refinery ("RLAM") and from the Alberto Pasqualini Refinery ("REFAP"), with delivery to Braskem's industrial units in the states of Bahia and Rio Grande do Sul. The agreements are in force from December 23, 2020 to December 31, 2025. The maximum estimated amounts of the agreements are R$5,000,000 and R$2,500,000, respectively.

(viii) In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The agreements are in force from January 1, 2021 to December 31, 2025. The maximum estimated amount is R$30,000,000.

(ix) In June 2020, the Company entered into two contract amendments with Transpetro for vessel loading and unloading services, product storage and leasing of the OSCAN 16 pipeline and tanks located at the Almirante Dutra Terminal ("TEDUT"), that are in force from November 1, 2020 to June 30, 2024. The maximum estimated amounts of the agreements are R$620,500 and R$107,361, respectively.

All amounts in thousands, except as otherwise stated

(xi) In June 2020, the Company entered to a contractual amendment with Petrobras for the transfer of 80,000 m³ of space for storing products owned by Braskem in tanks at the Alberto Pasqualini Refinery (REFAP), that are in force from November 1, 2020 to December 31, 2025. The maximum estimated amount is R$240,000.

(xii) In September 2020, the Company executed an amendment to extend the agreement with Petrocoque, for acquisition estimated at 350.4 kton/year of steam by Polyethylene units. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$325.6 million and is valid until March 2021. In the period, these acquisitions totaled R$26,510 (R$33,442 on September 30, 2019).

(d) Key management personnel

Statement of profit or loss transactions	Sep/2020	Consolidated Sep/2019
Remuneration		
Short-term benefits	55,116	51,948
Post-employment benefit	768	948
Long term incentive plan	5,301	6,793
Total	**61,185**	**59,689**

8 Taxes recoverable

The information on taxes recoverable was presented in the 2019 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company	
		Sep/2020	Dec/2019	Sep/2020	Dec/2019
Parent Company and subsidiaries in Brazil					
IPI		1,641	477	1,641	477
Value-added tax on sales and services (ICMS) - normal operations		289,204	255,945	288,331	254,949
ICMS - credits from PP&E		165,980	166,824	165,811	166,655
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	45,604		45,405
PIS and COFINS - credits from PP&E		355,176	316,973	352,005	316,973
REINTEGRA program		17,332	19,848	17,332	19,848
Federal tax credits	(i)	1,740,429	2,459,293	1,740,429	2,459,293
Other		58,482	5,434	46,893	4,716
Foreign subsidiaries					
Value-added tax ("IVA")		320,255	217,630		
Other		9,352	7,701		
Total		**2,958,050**	**3,495,729**	**2,612,442**	**3,268,316**
Current assets		1,382,071	1,238,011	1,230,667	1,010,833
Non-current assets		1,575,979	2,257,718	1,381,775	2,257,483
Total		**2,958,050**	**3,495,729**	**2,612,442**	**3,268,316**

All amounts in thousands, except as otherwise stated

(i) Federal tax credits

The main tax credit refers to undue payment related to the exclusion of ICMS from the PIS/COFINS calculation basis. During the nine-month period ended September 30, 2020, the final and unappealable decision of lawsuit filed by Braskem S.A. and merged companies was certified. The oldest period of this lawsuit dates back 2012. The effect of this decision resulted in the recognition of a surplus of R$293,015 under PIS and COFINS liabilities, of which R$199,825 was recorded under "Other operating income (expenses)" and R$93,190 under "Financial income."

The accrued balance of credits on September 30, 2020 is R$1,633,920, with R$1,064,020 under current and R$569,900 under non-current.

The Cmpany has other lawsuits about the same topic, still pending final and unappealable decision. The oldest period of these lawsuits pending decisions dates back 1988, for which the Company estimates future recognition of R$2 billion.

9 Investments

The information related to investments was presented in the Company's 2019 annual financial statements, in Note 11.

(a) Information on investments

	Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Sep/2020	Sep/2019	Sep/2020	Dec/2019
Subsidiaries					
BM Insurance	100.00	(3,243)	3,602	6,780	6,977
Braskem Alemanha	100.00	466,716	635,691	7,492,956	6,816,550
Braskem America	100.00	560,465	527,437	6,885,289	6,497,414
Braskem America Finance	100.00	1,232	808	(3,852)	(3,674)
Braskem Argentina	100.00	55,823	12,597	83,517	21,285
Braskem Chile	100.00	8,776	3,272	44,099	25,731
Braskem Holanda	100.00	1,231,119	1,660,161	15,837,035	10,750,359
Braskem Holanda Finance	100.00	16,315	48	14,725	(1,656)
Braskem Holanda Inc	100.00	(1,181)	1,695	12,270	9,657
Braskem Finance	100.00	(236,959)	39,748	(611,991)	(375,031)
Braskem Idesa	75.00	(1,469,900)	(578,451)	(8,189,317)	(4,110,619)
Braskem Idesa Serviços	75.00	1,448	(3,700)	40,366	34,372
Braskem Inc.	100.00	99,800	2,724	293,133	193,333
Braskem Índia	100.00	(1)		2,683	
Braskem México	100.00	54,785	7,670	353,327	241,395
Braskem México Sofom	100.00	2,618	(24,630)	57,166	35,640
Braskem México Serviços	100.00	(1)	(70)	48	41
Cetrel	63.70	34,691	23,395	274,544	239,820
DAC	63.70	27,073	22,547	129,863	102,790
Lantana	100.00	(433)	(78)	(1,515)	(1,082)
Jointly-controlled investment					
RPR	33.20	(62,784)	(10,386)	32,113	93,025
Associate					
Borealis	20.00	3,248	17,219	167,333	164,086

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment			
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total
Balance at December 31, 2019	**183,646**	**11,547,159**	**32,817**	**11,763,622**
Equity of investments				
Effect on profit or loss	1,271	1,473,479	649	1,475,399
Adjustment of profit in inventories		(234,161)		(234,161)
Equity valuation adjustments	786	(924,173)		(923,387)
Currency translation adjustments		5,010,214		5,010,214
Dividends and interest on equity	(164)	(140,366) (i)		(140,530)
Balance at September 30, 2020	**185,539**	**16,732,152**	**33,466**	**16,951,157**

(i) Dividends constituted by the subsidiary Braskem Alemanha.

(c) Equity accounting results

	Parent company	
	Sep/2020	Sep/2019
Equity in results of subsidiaries, associate and jointly-controlled	1,241,238	1,708,491
Reversal (provision) for losses on subsidiaries	(237,376)	39,675
Dividends received / other	313	
	1,004,175	**1,748,166**

(d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial information of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated information.

In light of the statements of alleged improper payments related to the Ethylene XXI project, originally reported in the Mexican media and eventually included in a complaint presented to the Mexican Attorney General's Office by the former CEO of PEMEX ("Allegations"), Braskem, jointly with Braskem Idesa, in accordance with the standards established by Braskem's Global Compliance System Policy and in line with the governance guidelines of Braskem Idesa, approved the engagement of a US-based law firm with extensive and proven experience in these types of matters to conduct an independent internal investigation about the Allegations ("Investigation").

The Investigation remains ongoing, and at this time the Company cannot predict the timeline for completion of the Investigation, nor the results of the Investigation. Therefore, it is not possible to determine any outcome of the ongoing investigation, if any. If the Investigation finds evidence supporting any of the Allegations, such findings could have anadverse effect on the business, reputation, financial situation and operational results of the Company, as well as on the liquidity and price of its securities.

All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Sep/2020	Dec/2019	Sep/2020	Dec/2019	Sep/2020	Dec/2019	Sep/2020	Dec/2019
Assets								
Curent								
Cash and cash equivalents	11,252,315	5,786,645	1,072,063	1,017,235			12,324,378	6,803,880
Financial investments	3,204,807	1,687,504					3,204,807	1,687,504
Trade accounts receivable	3,187,498	1,973,414	651,311	331,838	(239,404)	(19,502)	3,599,405	2,285,750
Inventories	7,304,535	7,028,641	760,824	596,443			8,065,359	7,625,084
Taxes recoverable	1,295,919	1,084,055	86,152	153,956			1,382,071	1,238,011
Income tax and social contribution	578,007	439,933					578,007	439,933
Derivatives	11,691	4,712					11,691	4,712
Judicial deposits		2,571,683						2,571,683
Other receivables	916,900	393,593	722,170	339,404			1,639,070	732,997
	27,751,672	**20,970,180**	**3,292,520**	**2,438,876**	**(239,404)**	**(19,502)**	**30,804,788**	**23,389,554**
Non-current								
Taxes recoverable	1,381,945	2,257,652	194,034	66			1,575,979	2,257,718
Income tax and social contribution	72,062	239,847					72,062	239,847
Deferred tax	8,358,387	1,713,837	2,549,570	948,759			10,907,957	2,662,596
Related parties	9,780,279	6,729,486		(ii)	(9,780,279)	(6,729,486)		
Derivatives	1,141	17,877					1,141	17,877
Judicial deposits	201,579	1,508,880					201,579	1,508,880
Other receivables	689,465	369,137	595	505			690,060	369,642
Property, plant and equipment	22,884,146	20,488,870	14,202,863	12,537,615 (iii)	(801,593)	(711,304)	36,285,416	32,315,181
Intangible	2,558,953	2,568,347	251,482	193,741			2,810,435	2,762,088
Right of use of assets	2,441,888	2,309,506	357,447	296,148			2,799,335	2,605,654
	48,369,845	**38,203,439**	**17,555,991**	**13,976,834**	**(10,581,872)**	**(7,440,790)**	**55,343,964**	**44,739,483**
Total assets	**76,121,517**	**59,173,619**	**20,848,511**	**16,415,710**	**(10,821,276)**	**(7,460,292)**	**86,148,752**	**68,129,037**
Liabilities and shareholders' equity								
Current								
Trade payables	8,688,370	8,903,168	419,418	233,323	(239,404)	(19,502)	8,868,384	9,116,989
Borrowings	1,333,142	774,924					1,333,142	774,924
Debentures	53,336	46,666					53,336	46,666
Braskem Idesa Borrowings			1,286,589	744,408			1,286,589	744,408
Payroll and related charges	671,593	598,147	28,466	25,576			700,059	623,723
Taxes payable	671,367	306,453	18,977	16,433			690,344	322,886
Income tax and social contribution	185,369	34,856					185,369	34,856
Lease	692,214	619,217	85,762	57,074			777,976	676,291
Provision - geological event in Alagoas	3,682,266	1,450,476					3,682,266	1,450,476
Other financial liabilities	132,386	516,933					132,386	516,933
Other payables	2,979,294	1,798,865	173,806	109,143			3,153,100	1,908,008
	19,089,337	**15,049,705**	**2,013,018**	**1,185,957**	**(239,404)**	**(19,502)**	**20,862,951**	**16,216,160**
Non-current								
Loan agreements	44,020,594	28,242,052					44,020,594	28,242,052
Braskem Idesa Borrowings			12,395,144	9,237,318			12,395,144	9,237,318
Debentures	191,221	227,901					191,221	227,901
Accounts payable to related parties			9,940,920	6,714,236 (ii)	(9,940,920)	(6,714,236)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,558,288	2,395,887			3,558,288	2,395,887
Deferred income tax and social contribution	516,097	273,036					516,097	273,036
Provision for losses on subsidiaries	6,141,988	3,082,173		(iv)	(6,141,988)	(3,082,173)		
Lease	2,102,938	1,767,314	344,833	233,291			2,447,771	2,000,605
Provision - geological event in Alagoas	4,228,622	1,932,591					4,228,622	1,932,591
Other payables	4,195,719	3,625,695	144,672	33,086			4,340,391	3,658,781
	61,397,179	**39,150,762**	**26,383,857**	**18,613,818**	**(16,082,908)**	**(9,796,409)**	**71,698,128**	**47,968,171**
Shareholders' equity (net capital deficiency)								
Attributable to the Company's shareholders	(4,464,667)	4,886,089	(7,548,364)	(3,384,065)	7,548,365	3,383,274	(4,464,666)	4,885,298
Non-controlling interest in subsidiaries	99,668	87,063			(2,047,329)	(1,027,655)	(1,947,661)	(940,592)
	(4,364,999)	**4,973,152**	**(7,548,364)**	**(3,384,065)**	**5,501,036**	**2,355,619**	**(6,412,327)**	**3,944,706**
Total liabilities and shareholders' equity (net capital deficiency)	**76,121,517**	**59,173,619**	**20,848,511**	**16,415,710**	**(10,821,276)**	**(7,460,292)**	**86,148,752**	**68,129,037**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholder. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Net revenue	**37,873,981**	**37,857,980**	**2,862,827**	**2,269,112**	**(931,687)**	**(443,646)**	**39,805,121**	**39,683,446**
Cost of products sold	(32,310,789)	(33,205,371)	(2,199,191)	(1,892,076)	976,615	482,691	(33,533,365)	(34,614,756)
	5,563,192	**4,652,609**	**663,636**	**377,036**	**44,928**	**39,045**	**6,271,756**	**5,068,690**
Income (expenses)								
Selling and distribution	(1,182,775)	(1,178,713)	(186,844)	(151,279)			(1,369,619)	(1,329,992)
(Loss) reversals for impairment of trade accounts receivable	(14,088)	(4,673)	(948)	(2,297)			(15,036)	(6,970)
General and administrative	(1,219,505)	(1,440,547)	(114,561)	(90,311)	105		(1,333,961)	(1,530,858)
Research and development	(172,862)	(169,527)					(172,862)	(169,527)
Results from equity investments	(1,122,318)	(437,012)			1,102,425	433,839	(19,893)	(3,173)
Other income	553,598	1,956,631	263,276	304,153			816,874	2,260,784
Other expenses	(5,370,611)	(747,141)	(9,629)	(25,179)			(5,380,240)	(772,320)
	(2,965,369)	**2,631,627**	**614,930**	**412,123**	**1,147,458**	**472,884**	**(1,202,981)**	**3,516,634**
Financial results								
Financial expenses	(2,885,026)	(2,046,457)	(1,124,493)	(870,357)	326,960	243,188	(3,682,559)	(2,673,626)
Financial income	805,223	870,600	20,216	38,610	(326,960)	(243,188)	498,479	666,022
Exchange rate variations, net	(5,659,461)	(1,623,445)	(1,823,559)	(191,879)	157,440	(51,212)	(7,325,580)	(1,866,536)
	(7,739,264)	**(2,799,302)**	**(2,927,836)**	**(1,023,626)**	**157,440**	**(51,212)**	**(10,509,660)**	**(3,874,140)**
Loss before income tax and social contribution	**(10,704,633)**	**(167,675)**	**(2,312,906)**	**(611,503)**	**1,304,898**	**421,672**	**(11,712,641)**	**(357,506)**
IR and CSL - current and deferred	3,179,279	300,506	640,531	45,218			3,819,810	345,724
	3,179,279	**300,506**	**640,531**	**45,218**			**3,819,810**	**345,724**
Loss for the period	**(7,525,354)**	**132,831**	**(1,672,375)**	**(566,285)**	**1,304,898**	**421,672**	**(7,892,831)**	**(11,782)**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Loss before income tax and social contribution	(10,704,633)	(167,675)	(2,312,906)	(611,503)	1,304,898	421,672	(11,712,641)	(357,506)
Adjustments for reconciliation of profit (loss)								
Depreciation, amortization and depletion	2,213,362	1,941,173	833,260	705,732	(45,033)	(39,045)	3,001,589	2,607,860
Results from equity investments	1,122,318	437,012			(1,102,425)	(433,839)	19,893	3,173
Interest and monetary and exchange variations, net	9,400,088	2,856,724	2,533,066	977,827	(157,440)	51,212	11,775,714	3,885,763
Reversal of provisions	5,999	(273,917)					5,999	(273,917)
Provisions - Leniency agreement		409,877						409,877
Provision - geological event in Alagoas	5,143,395						5,143,395	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(199,826)	(1,850,254)					(199,826)	(1,850,254)
Loss (reversals) for impairment of trade accounts receivable	15,036	6,970					15,036	6,970
Provision for losses and write-offs of long-lived assets	(17,309)	112,965		376			(17,309)	113,341
	6,978,430	**3,472,875**	**1,053,420**	**1,072,432**			**8,031,850**	**4,545,307**
Changes in operating working capital								
Other financial assets	3,746,107	(3,680,460)					3,746,107	(3,680,460)
Financial investments	(1,776,868)	1,166,121					(1,776,868)	1,166,121
Trade accounts receivable	(853,155)	302,682	(238,389)	308,237	219,902	(161,315)	(871,642)	449,604
Inventories	363,186	716,297	(47,035)	(2,827)			316,151	713,470
Taxes recoverable	1,829,263	1,124,230	(68,163)	9,870			1,761,100	1,134,100
Prepaid expenses	(230,008)	58,263	374,497	95,193			144,489	153,456
Other receivables	(134,243)	(272,954)	(240,893)	(7,255)			(375,136)	(280,209)
Trade payables	(4,957,005)	57,659	137,252	(199,763)	(219,902)	161,315	(5,039,655)	19,211
Taxes payable	(182,436)	(589,927)	(442,444)	(71,550)			(624,880)	(661,477)
Advances from customers	320,416	96,858	(14,447)	(28)			305,969	96,830
Leniency agreement	(349,842)	(341,605)					(349,842)	(341,605)
Sundry provisions	(98,135)	(166,243)	4,644	11,025			(93,491)	(155,218)
Other payables	(908,185)	77,313	583,545	86,074			(324,640)	163,387
Cash generated (used) from operations	**3,747,525**	**2,021,109**	**1,101,987**	**1,301,408**			**4,849,512**	**3,322,517**
Interest paid	(1,706,151)	(1,115,941)	(500,077)	(476,904)			(2,206,228)	(1,592,845)
Income tax and social contribution paid	(185,296)	(375,053)	(4,532)	(6,418)			(189,828)	(381,471)
Net cash generated by operating activities	**1,856,078**	**530,115**	**597,378**	**818,086**			**2,453,456**	**1,348,201**
Proceeds from the sale of fixed assets and intangible assets	13,438	1,591					13,438	1,591
Dividends received	3,074	3,513					3,074	3,513
Acquisitions to property, plant and equipment and intangible assets	(1,860,060)	(1,743,231)	(70,479)	(46,513)			(1,930,539)	(1,789,744)
Net cash used in investing activities	**(1,843,548)**	**(1,738,127)**	**(70,479)**	**(46,513)**			**(1,914,027)**	**(1,784,640)**
Short-term and long-term debt								
Acquired	15,214,497	9,491,368					15,214,497	9,491,368
Payments	(10,340,708)	(8,538,709)					(10,340,708)	(8,538,709)
Braskem Idesa borrowings								
Payments			(658,669)	(665,827)			(658,669)	(665,827)
Lease	(438,447)	(250,786)	(40,266)	(45,483)			(478,713)	(296,269)
Dividends paid	(2,379)	(2,471)					(2,379)	(2,471)
Other financial liabilities	(400,842)	499,999					(400,842)	499,999
Cash generated (used) in financing activities	**4,032,121**	**1,199,401**	**(698,935)**	**(711,310)**			**3,333,186**	**488,091**
Exchange variation on cash of foreign subsidiaries	1,421,019	49,301	226,864	66,484			1,647,883	115,785
Increase in cash and cash equivalents	**5,465,670**	**40,690**	**54,828**	**126,747**			**5,520,498**	**167,437**
Represented by								
Cash and cash equivalents at the beginning for the period	5,786,645	4,584,280	1,017,235	963,357			6,803,880	5,547,637
Cash and cash equivalents at the end for the period	11,252,315	4,624,970	1,072,063	1,090,104			12,324,378	5,715,074
Increase in cash and cash equivalents	**5,465,670**	**40,690**	**54,828**	**126,747**			**5,520,498**	**167,437**

All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

The information on property, plant and equipment was presented in the Company's 2019 annual financial statements, in Note 12.

						Consolidated
			Sep/2020			Dec/2019
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	698,202		698,202	613,807		613,807
Buildings and improvements	8,162,696	(3,083,281)	5,079,415	7,064,972	(2,492,705)	4,572,267
Machinery, equipment and installations	52,660,994	(27,606,327)	25,054,667	44,439,196	(24,789,920)	19,649,276
Projects and stoppage in progress	4,937,457		4,937,457	7,009,473		7,009,473
Other	1,937,207	(1,421,532)	515,675	1,726,026	(1,255,668)	470,358
Total	**68,396,556**	**(32,111,140)**	**36,285,416**	**60,853,474**	**(28,538,293)**	**32,315,181**

						Parent company
			Sep/2020			Dec/2019
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	356,758		356,758	356,778		356,778
Buildings and improvements	1,922,809	(1,216,565)	706,244	1,933,982	(1,192,132)	741,850
Machinery, equipment and installations	31,711,768	(21,999,043)	9,712,725	31,190,776	(20,997,843)	10,192,933
Projects and stoppage in progress	3,873,736		3,873,736	3,760,656		3,760,656
Other	1,319,089	(1,021,010)	298,079	1,243,406	(953,466)	289,940
Total	**39,184,160**	**(24,236,618)**	**14,947,542**	**38,485,598**	**(23,143,441)**	**15,342,157**

Capitalized charges in the nine-month period ended September 30, 2020 was R$217,145 in Consolidated and R$68,106 in Parent company (for the period ended September 30, 2019 was R$140,275 in Consolidated and R$51,966 in the Parent company).

11 Intangible assets

The information on intangible assets was presented in the 2019 annual financial statements of the Company, in Note 13.

						Consolidated
			Sep/2020			Dec/2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	497,660	(215,508)	282,152	451,415	(199,800)	251,615
Software and use rights	986,560	(680,302)	306,258	874,159	(602,223)	271,936
Contracts with customers and suppliers	392,180	(229,029)	163,151	392,180	(212,517)	179,663
Total	**5,064,078**	**(2,253,643)**	**2,810,435**	**4,905,432**	**(2,143,344)**	**2,762,088**

All amounts in thousands, except as otherwise stated

	Sep/2020			Parent company Dec/2019		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,805)	2,058,873
Trademarks and patents	251,118	(177,008)	74,110	251,118	(173,286)	77,832
Software and use rights	707,800	(502,560)	205,240	690,249	(485,438)	204,811
Contracts with customers and suppliers	392,181	(229,029)	163,152	392,181	(212,517)	179,664
Total	4,538,777	(2,037,401)	2,501,376	4,521,226	(2,000,046)	2,521,180

The amortization in the nine-month period ended September 30, 2020 was R$110,299 in Consolidated and R$37,355 in the Parent company (for the period ended September 30, 2019 was R$53,826 in Consolidated and R$33,274 in the Parent company).

12 Right-of-use assets and Lease Liability

The information on right-of-use assets and lease liability was presented in the 2019 annual financial statements of the Company, in Note 14.

(a) Right-of-use assets

	Sep/2020			Consolidated Dec/2019		
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	310,377	(73,200)	237,177	235,828	(23,658)	212,170
Computer equipment and goods	16,305	(5,707)	10,598	13,692	(1,169)	12,523
Machinery and equipment	971,629	(243,944)	727,685	880,915	(137,667)	743,248
Ships	1,066,269	(351,222)	715,047	1,057,165	(191,778)	865,387
Rail cars	1,448,501	(364,829)	1,083,672	909,155	(163,115)	746,040
Vehicles	42,498	(20,936)	21,562	36,834	(10,548)	26,286
Land	3,897	(303)	3,594			
Total	3,859,476	(1,060,141)	2,799,335	3,133,589	(527,935)	2,605,654

	Sep/2020			Parent company Dec/2019		
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	106,430	(34,254)	72,176	94,425	(7,119)	87,306
Computer equipment and goods	14,012	(4,887)	9,125	26,636	(719)	25,917
Machinery and equipment	948,774	(234,981)	713,793	844,043	(133,325)	710,718
Ships	861,534	(294,352)	567,182	906,495	(191,778)	714,717
Vehicles	35,147	(15,741)	19,406	31,805	(8,586)	23,219
Land	3,897	(303)	3,594			
Total	1,969,794	(584,518)	1,385,276	1,903,404	(341,527)	1,561,877

All amounts in thousands, except as otherwise stated

(b) Lease liability

	Consolidated	Sep/2020 Parent Company
Balance at December 31, 2019	**2,676,896**	**1,621,778**
Acquired	425,659	175,200
Disposals	(19,710)	(19,710)
Interests and monetary and exchange variations, net	415,069	309,506
Currancy translation adjustments	344,810	
Payments	(478,713)	(297,208)
Interest paid	(138,264)	(89,386)
Balance at September 30, 2020	**3,225,747**	**1,700,180**
Current liability	777,976	443,227
Non-current liability	2,447,771	1,256,953
Total	**3,225,747**	**1,700,180**

13 Trade account payables

	Note	Consolidated Sep/2020	Consolidated Dec/2019	Parent company Sep/2020	Parent company Dec/2019
Trade payables:					
Domestic market					
Third parties		1,083,804	1,081,076	1,072,546	1,053,680
Related parties	7	96,320	155,980	113,797	184,471
Foreign market	(i)				
Third parties		7,733,498	7,964,536	420,332	402,527
Related parties	7			6,942,354	7,652,964
Present value adjustment - foreign market	(ii)	(38,018)	(80,766)	(33,394)	(81,935)
		8,875,604	**9,120,826**	**8,515,635**	**9,211,707**
Current liabilities		8,868,384	9,116,989	8,508,415	9,207,870
Non-current liabilities		7,220	3,837	7,220	3,837
Total		**8,875,604**	**9,120,826**	**8,515,635**	**9,211,707**

(i) Considers R$5.7 billion (R$6.5 billion in 2019) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(ii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 day is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

14 Borrowings

The information on borrowings was presented in the 2019 annual financial statements of the Company, in Note 16.

(a) Borrowings (i)

	Annual financial charges	Sep/2020	Consolidated Dec/2019
Foreign currency			
Bonds	Note 14(b)	37,631,609	24,583,325
Advances on exchange contracts	US dollar exchange variation + 3.27	262,531	
Export prepayment	US dollar exchange variation + semiannual Libor + interest between 1.61 and 1.70	1,821,262	457,712
Export prepayment	US dollar exchange variation + quartely Libor + 1.75	566,469	405,581
Investments	US dollar exchange variation + semiannual Libor + 0.65	1,138,692	751,376
Other	US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65	3,122,132	1,952,667
Transactions costs		(771,586)	(499,194)
		43,771,109	27,651,467
Current liabilities		1,180,945	676,831
Non-current liabilities		42,590,164	26,974,636
Total		43,771,109	27,651,467
Local currency			
Export credit notes	100.00 of CDI + 0.70	450,714	405,642
Commercial notes	100.00 of CDI + 0.85	555,987	554,307
BNDES	4.00	6,153	19,998
BNDES	IPCA + 6.04	484,062	270,520
BNB/ FINEP/FINISA	3.36	51,483	78,776
FINAME	TLP + 6.00	149	324
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,501	5,582
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	30,138	32,152
Other	19.14	154	237
Transactions costs		(1,714)	(2,029)
		1,582,627	1,365,509
Current liabilities		152,197	98,093
Non-current liabilities		1,430,430	1,267,416
Total		1,582,627	1,365,509
Foreign currency and local currency			
Current liabilities		1,333,142	774,924
Non-current liabilities		44,020,594	28,242,052
Total		45,353,736	29,016,976

	Sep/2020	Parent company Dec/2019
Foreign currency		
Current liabilities	380,019	50,511
Non-current liabilities	3,084,408	2,242,880
	3,464,427	2,293,391
Local currency		
Current liabilities	149,450	95,884
Non-current liabilities	1,423,705	1,259,028
	1,573,155	1,354,912
Foreign currency and local currency		
Current liabilities	529,469	146,395
Non-current liabilities	4,508,113	3,501,908
Total	5,037,582	3,648,303

(i) At September 30, 2020, the Company complies with the financial covenants.

All amounts in thousands, except as otherwise stated

(b) Bond

Issue date		Issue amount US$	Maturity	Interest (% per year)	Sep/2020	Dec/2019
Oct-2010		450,000	no maturity date	7.38	1,435,019	1,025,428
Jul-2011		500,000	Jul-2041	7.13	2,858,307	2,078,372
Feb-2012		250,000	no maturity date	7.38	1,435,019	1,025,428
May-2012		500,000	May-2022	5.38	1,667,712	1,175,799
Jul-2012		250,000	Jul-2041	7.13	1,429,154	1,039,186
Feb-2014		500,000	Feb-2024	6.45	2,849,658	2,068,790
May-2014		250,000	Feb-2024	6.45	1,424,829	1,034,395
Oct-2017		500,000	Jan-2023	3.50	1,176,110	847,715
Oct-2017		1,250,000	Jan-2028	4.50	7,121,384	5,145,440
Nov-2019		1,500,000	Jan-2030	4.50	8,524,508	6,090,640
Nov-2019		750,000	Jan-2050	5.88	4,271,949	3,052,132
Total		**6,700,000**			**34,193,649**	**24,583,325**
Hybrid bond						
Jul-2020	(i)	600,000	Jan-2081	8.50	3,437,960	
Total		**7,300,000**			**37,631,609**	**24,583,325**

(i) Classification of hybrid capital instrument according to a specific methodology used by some rating agencies. According to the criteria and conditions evaluated by these agencies, it was possible to categorize the debt instrument as an equity component for 50% of its value.

(c) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated	
	Sep/2020	Dec/2019
2021	200,695	380,324
2022	2,283,079	1,549,976
2023	2,020,406	1,416,730
2024	6,072,424	4,418,409
2025	1,211,450	369,725
2026	623,704	350,320
2027	553,131	297,382
2028	7,577,517	5,314,976
2029	231,941	71,326
2030	8,530,386	6,068,078
2031 and thereafter	14,715,861	8,004,806
Total	**44,020,594**	**28,242,052**

All amounts in thousands, except as otherwise stated

(d) Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt Sep/2020	Total guaranteed	Guarantees
BNB	March-2023	22,302	22,302	Bank surety
BNDES	January-2021	6,153	6,153	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	25,495	25,495	Bank surety
FINAME	April-2021	149	149	Pledge of equipment
FINISA	December-2023	3,686	3,686	Bank surety
BNB-FNE	June-2027	5,501	5,501	Bank surety and pledge of reserve liquidity fund.
Other	July-2021	154	154	Pledge of equipment
Total		**63,440**	**63,440**	

15 Braskem Idesa Financing

The information on Braskem Idesa borrowings was presented in the Company's 2019 annual financial statements in Note 17.

Identification	Principal amount US$	Maturity	Charges (% per year)	Consolidated Sep/2020	Dec/2019
Project finance					
Project finance I	700,000	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,790,617	2,149,002
Project finance II	210,000	February-2027	Us dollar exchange variation + 6.17	787,111	608,260
Project finance III	600,000	February-2029	Us dollar exchange variation + 4.33	2,433,432	1,849,896
Project finance IV	660,000	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,741,142	2,078,545
Total under current liabilities	**2,170,000**			**8,752,302**	**6,685,703**
Bond	**900,000**	November-2029	Us dollar exchange variation + 7.45	**5,304,172**	**3,640,381**
Transactions costs				(374,741)	(344,358)
Total				**13,681,733**	**9,981,726**
Current liabilities				1,286,589	744,408
Non-current liabilities				12,395,144	9,237,318
Total				**13,681,733**	**9,981,726**

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind. As of September 30, 2020, Braskem Idesa was in compliance with all covenants.

All amounts in thousands, except as otherwise stated

The following amortization schedule presents the original long-term maturities on September 31, 2020.

		Consolidated
	Sep/2020	Dec/2019
2021	311,297	800,752
2022	1,004,933	699,090
2023	1,280,241	892,568
2024	1,402,232	978,479
2025	1,266,241	883,333
2026	1,066,730	743,566
2027	476,716	329,718
2028	373,132	257,117
2029	5,213,622	3,652,695
Total	**12,395,144**	**9,237,318**

16 Debentures

The information related to debentures was presented in the 2019 annual financial statements of the Company, in Note 18. The debentures were issued by the subsidiaries Cetrel and DAC.

						Consolidated
Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Sep/2020	Dec/2019
March-2013	DAC	Single	March-2025	IPCA + 6%	182,349	202,992
September-2013	Cetrel	Single	September-2025	126.5% of CDI	62,208	71,575
					244,557	**274,567**
Current liabilities					53,336	46,666
Non-current liabilities					191,221	227,901
Total					**244,557**	**274,567**

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

		Consolidated
	Sep/2020	Dec/2019
2021	13,131	52,078
2022	52,669	52,100
2023	52,693	52,125
2024	52,721	52,153
2025	20,006	19,445
Total	**191,220**	**227,901**

All amounts in thousands, except as otherwise stated

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

17 Reconciliation of borrowing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing						Consolidated Current and non-current
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Lease	Dividends	Other financial liabilities
Balance at December 31, 2019	**29,016,976**	**274,567**	**29,291,543**	**9,981,726**	**2,676,896**	**6,502**	**516,933**
Acquired	15,214,497		15,214,497				
Payments	(10,315,153)	(25,555)	(10,340,708)	(658,669)	(478,713)	(2,379)	(400,842)
Cash used in financing activities	**4,899,344**	**(25,555)**	**4,873,789**	**(658,669)**	**(478,713)**	**(2,379)**	**(400,842)**
Other changes							
Interest paid	(1,565,592)	(18,477)	(1,584,069)	(483,895)	(138,264)		
Interest and monetary and exchange variations, net	5,055,027	14,022	5,069,049	2,487,694	415,069		16,295
Acquired					425,659		
Disposal					(19,710)		
Currency translation adjustments	7,947,981		7,947,981	2,354,877	344,810		
	11,437,416	**(4,455)**	**11,432,961**	**4,358,676**	**1,027,564**		**16,295**
Balance at September 30, 2020	**45,353,736**	**244,557**	**45,598,293**	**13,681,733**	**3,225,747**	**4,123**	**132,386**

All amounts in thousands, except as otherwise stated

18 Financial instruments

The information related to financial instruments was presented in the 2019 financial statements of the Company, in Note 20.

18.1 Non-derivative financial instruments and other liabilities – consolidated

	Note	Classification by category	Fair value hierarchy	Book value Sep/2020	Book value Dec/2019	Fair value Sep/2020	Fair value Dec/2019
Cash and cash equivalents	3						
Cash and banks		Amortized cost		2,761,902	2,303,231	2,761,902	2,303,231
Financial investments in Brazil		Fair value through profit or loss	Level 2	4,904,722	1,963,185	4,904,722	1,963,185
Financial investments abroad		Fair value through profit or loss	Level 2	4,657,754	2,537,464	4,657,754	2,537,464
				12,324,378	**6,803,880**	**12,324,378**	**6,803,880**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	1,884,675	1,588,426	1,884,675	1,588,426
Time deposit investments		Amortized cost	Level 2	11,028	38,759	11,028	38,759
Other		Fair value through profit or loss	Level 2	1,652,702	70,027	1,652,702	70,027
				3,548,405	**1,697,212**	**3,548,405**	**1,697,212**
Trade accounts receivable	5	Amortized cost		**3,562,072**	**2,246,248**	**3,562,072**	**2,246,248**
Trade accounts receivable	5	Fair value through other comprehensive income	Level 2	**61,600**	**60,403**	**61,600**	**60,403**
Trade payables	13	Amortized cost		**8,875,604**	**9,120,826**	**8,875,604**	**9,120,826**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	37,631,609	24,583,325	36,988,194	25,790,532
Foreign currency - other borrowings			Level 2	6,911,086	3,567,336	7,415,293	3,218,410
Local currency			Level 2	1,584,341	1,367,538	2,780,940	1,075,803
				46,127,036	**29,518,199**	**47,184,427**	**30,084,745**
Braskem Idesa borrowings	15	Amortized cost					
Project Finance			Level 2	8,752,302	6,685,703	13,253,474	6,116,434
Bond			Level 1	5,304,172	3,640,381	5,022,757	3,892,878
				14,056,474	**10,326,084**	**18,276,231**	**10,009,312**
Debentures	16	Amortized cost	Level 2	**244,557**	**274,567**	**255,359**	**293,282**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**3,558,288**	**2,395,887**	**3,558,288**	**2,395,887**
Leniency agreement	23	Amortized cost		**1,471,830**	**1,742,268**	**1,471,830**	**1,742,268**
Provision - geological event in Alagoas	26	Amortized cost		**7,910,888**	**3,383,067**	**7,910,888**	**3,383,067**
Other financial liabilities		Amortized cost		**132,386**	**516,933**	**132,386**	**516,933**

All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

18.2.1 Changes

			Operation characteristics			Net			Net
Identification	Note	Fair value hierarchy	Principal exposure	Derivatives	Accumulated OCI (equity)	(Asset)/ Liability Dec/2019	Change in fair value	Financial settlement	(Asset)/ Liability Sep/2020
Non-hedge accounting transactions									
Exchange swap		Level 2	Argentine peso	Dollar		296	607	(930)	(27)
NCE swap		Level 2	Real	Dollar		25,604	175,136	(9,757)	190,983
Swap ACC		Level 2	Dollar	Real			(9,568)		(9,568)
Swap C3/PGP		Level 2	Propane	Propene			403		403
						25,900	**166,578**	**(10,687)**	**181,791**
Hedge accounting transactions									
Dollar call and put options	(a.i)	Level 2	Real	Dollar	(694,712)	(2,298)	1,025,062	(328,052)	694,712
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates		38,620	12,091	(50,711)	
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates	(344,929)	26,707	182,625	(21,145)	188,187
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates	(709,354)	107,246	602,108		709,354
					(1,748,995)	**170,275**	**1,821,886**	**(399,908)**	**1,592,253**
Derivatives									
Current assets						(4,712)			(11,691)
Non-current assets						(17,877)			(1,141)
Current liabilities						49,251			974,618
Non-current liabilities						169,513			812,258
						196,175			**1,774,044**

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On September 30, 2020, Braskem held a total notional amount of put options of R$1.9 billion, with an average strike price of 4.09 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.4 billion, with an average strike price of R$/US$5.61. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount paid in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment.

All amounts in thousands, except as otherwise stated

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

Identification	Nominal value US$	Hedge (interest rate per year)	Maturity	Fair value, net Sep/2020	Dec/2019
Swap Libor I to VI	639,527	1.9825%	Aug-2025	188,187	26,707
Total	**639,527**			**188,187**	**26,707**
Derivatives					
Current liabilities				60,574	5,768
Non-Current liabilities				127,613	20,939
Total				**188,187**	**26,707**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

On September 30, 2020, exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2020	181,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,455,854

The following table shows the changes in financial instruments designated for this hedge in the period:

	Dec/2019	Hedge discontinued	Realizated discontinued hedge	Designations	US$ Sep/2020
Designated balance	5,398,854	(905,000)	362,000	600,000	5,455,854

All amounts in thousands, except as otherwise stated

On September 30, 2020, the maturities of financial liabilities designated for this hedge, within the scope of the consolidated balance sheet, were as follows:

	Total nominal value US$
2020	181,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,455,854

The following table presents the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated for currency hedge for the nine-month period ended September 30, 2020:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	181,000	2.0017	4.2119	400,047
Second quarter	181,000	2.0017	5.1987	578,657
Third quarter	181.000	2.0017	5.1987	578,657
	362,181			**1,557,361**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2019	**(8,408,164)**	**2,858,775**	**(5,549,389)**
Exchange variation recorded in the period on OCI / IR and CSL	(9,245,179)	3,143,361	(6,101,818)
Exchange variation transferred to profit or loss / IR and CSL	1,557,361	(529,503)	1,027,858
At September 30, 2020	**(16,095,982)**	**5,472,633**	**(10,623,349)**

All amounts in thousands, except as otherwise stated

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

As of September 30, 2020, designated, unrealized and non-discontinued sales were as follows:

	Nominal value US$
2020	47,371
2021	208,946
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,418,814

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
	Dec/2019	Discontinued hedge	Realizated discontinued hedge	Sep/2020
Designated balance	2,552,407	(197,722)	64,129	2,418,814

All amounts in thousands, except as otherwise stated

On September 30, 2020, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2020	47,371
2021	208,946
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,418,814

The following table provides the amounts of hedge accounting discontinued in the nine-month period ended September 30, 2020 (US$775,353), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May-2016	10,625	13.4541	17.9915	48,210	10,172
Hedge discontinued in Dec-2019	734,266	13.6664	19.6113	4,365,138	921,044
Hedge discontinued in Dec-2019	29,623	13.4541	19.3247	173,905	36,694
Hedge discontinued in Fev-2020	839	13.4541	18.5712	4,293	906
	775,353			**4,591,546**	**968,816**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the nine-month period ended September 30, 2020:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	61,369	13.6555	18.9637	325,759	75,162
Second quarter	65,612	13.6539	22.4746	578,744	139,205
Third quarter	69,855	13.6542	21.4351	543,535	133,798
	196,836			**1,448,038**	**348,165**

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2019	**(2,560,436)**	**768,865**	**(1,791,571)**
Exchange variation recorded in the period on OCI / IR	(2,009,111)	602,734	(1,406,377)
Exchange variation transferred to profit or loss / IR	348,165	(104,450)	243,715
At September 30, 2020	**(4,221,382)**	**1,267,149**	**(2,954,233)**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

Virtually none of Company's clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On September 30, 2020 and December 31, 2019, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			Sept/2020	Dec/2019
1	Minimal Risk		70.08	74.23
2	Low Risk		15.69	14.89
3	Medium Risk		12.13	7.82
4	High Risk		1.25	1.06
5	Very High Risk	(i)	0.85	1.99

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

		Last 12 months
	Domestic market	Export market
September 30, 2020	0.06%	0.12%
December 31, 2019	0.05%	0.17%
September 30, 2019	0.06%	0.24%

This calculation considers the amount of accounts receivable overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Sep/2020	Dec/2019
Financial assets with risk assessment			
AAA		11,941,708	5,475,075
AA+		395,921	109,933
AA		623,485	
AA-		202,806	1,458,424
A+		1,281,164	159,848
A		11,028	121,132
A-		181,381	1,171,746
BBB+		1,173,550	
BBB		48	
		15,811,091	8,496,158
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	61,692	4,934
		61,692	4,934
Total		**15,872,783**	**8,501,092**

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On September 30, 2020, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian real exchange rate;
- Mexican peso/Brazilian real exchange rate;
- Libor floating interest rate;
- Selic interest rate;
- CDI interest rate;
- TJLP interest rate; and
- IPCA interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from September 30, 2020, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$72,194 for put options and call options (Note 18.2.1 (a.i)), US$1,327 for the swap of Libor related to Braskem Idesa project, US$23,599 for Dollar swap (Note 18.2.1(a.ii)) and US$7,888 for NCE swap.

(c) Selection of scenarios

(c.i) Probable scenario

The *Focus* Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on September 25, 2020.

Accoding to Focus, at the end of 2020, U.S. dollar remained around R$5.25, while Selic is expected to remain at 2.00% p.a. The new Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP rate considers the same variation as in the Selic policy rate, i.e., remaining at 4.55%.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, Braskem used the consensus forecast of the Federal Reserve for the Federal Funds Rate at the end of the year, which was published in June 2020, in comparison with the Treasury Rate on September 30, 2020. For adverse scenarios, increases of 25% and 50% from current market levels were adopted.

(c.i.i) Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date September 30. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected on a daily basis. Therefore, during the period for reporting this quarterly information the current value and the probable scenario of these parameters may have changed. However, the gains and losses for Braskem in these probable stress scenarios are analyzed by increasing each variable as of the reporting date by 25% and 50%. The results of this analysis are presented in Note (c.ii).

All amounts in thousands, except as otherwise stated

(c.ii) Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

			Gain (losses)
Instrument / Sensitivity	**Probable**	**Possible adverse (25%)**	**Extreme adverse (50%)**
Brazilian real/U.S. dollar exchange rate			
Bonds	2,973,923	(10,733,945)	(21,467,890)
Braskem Idesa borrowings	606,223	(2,188,076)	(4,376,151)
Export prepayments	77,331	(279,117)	(558,233)
Advance of exchange contract	18,184	(65,633)	(131,265)
Investments	78,871	(284,673)	(569,346)
SACE	154,434	(557,409)	(1,114,818)
Dollar put option	339,315	(1,478,405)	(3,232,699)
Swap NCE	40,876	(147,534)	(295,069)
Dollar swap x CDI	138,834	(501,102)	(1,002,203)
Financial investments abroad	(431,230)	1,556,462	3,112,924
Libor floating interest rate			
Export prepayments	(4,279)	(3,121)	(6,241)
Swaps	9,911	7,288	14,565
Braskem Idesa borrowings	(76,662)	(55,908)	(111,817)
CDI interest rate			
Export credit notes	14,549	(5,798)	(10,714)
Debentures	1,281	(310)	(1,933)
Swap ACC	17,716	(66,101)	(131,668)
Financial investments in local currency	5,897	49,603	93,318
IPCA interest rate			
Debentures	10,733	(7,973)	(16,154)
Selic interest rate			
Leniency agreement		(12,212)	(24,467)

All amounts in thousands, except as otherwise stated

19 Taxes payable

The information related to taxes payable was presented in the Company's 2019 annual financial statements, in Note 21.

	Consolidated		Parent company	
	Sep/2020	Dec/2019	Sep/2020	Dec/2019
Brazil				
IPI	122,345	58,945	122,345	58,945
ICMS	345,615	184,728	341,507	181,188
PIS and COFINS	289,624	150,664	285,229	147,867
Other	31,426	37,857	30,422	35,925
Other countries				
Value-added tax	47,487	11,933		
Other	73,742	8,112		
Total	**910,239**	**452,239**	**779,503**	**423,925**
Current liabilities	690,344	322,886	592,498	294,572
Non-current liabilities	219,895	129,353	187,005	129,353
Total	**910,239**	**452,239**	**779,503**	**423,925**

All amounts in thousands, except as otherwise stated

20 Income tax ("IR") and social contribution ("CSL")

(a) Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Loss before IR and CSL	**(11,712,641)**	**(357,506)**	**(11,127,334)**	**(433,699)**
IR and CSL at the rate of 34%	3,982,298	121,552	3,783,294	147,458
Permanent adjustments to the IR and CSL calculation basis				
IR and CSL on equity in results of investees	6,764	(155)	341,420	594,376
Thin capitalization	(518,410)	(162,636)	(518,410)	(162,636)
IR and CSL accrued in previous years		22,696		22,696
Difference of rate applicable to each country	608,585	422,277		
Fine in leniency agreement		(139,920)		(139,920)
Other permanent adjustments	(259,427)	81,910	(16,920)	96,064
Effect of IR and CSL on results of operations	**3,819,810**	**345,724**	**3,589,384**	**558,038**
Breakdown of IR and CSL:				
Current IR and CSL expense				
Current year	(295,236)	(214,912)	(801)	22,615
	(295,236)	**(214,912)**	**(801)**	**22,615**
Deferred IR and CSL expense				
Origination and reversal of temporary differences	1,534,900	434,019	2,929,505	535,423
Tax losses (IR) and negative base (CSL)	2,580,146	126,617	660,680	
	4,115,046	**560,636**	**3,590,185**	**535,423**
Total	**3,819,810**	**345,724**	**3,589,384**	**558,038**

All amounts in thousands, except as otherwise stated

(b) Breakdown of deferred income tax and social contribution

(b.i) According to tax collection records

	Consolidated		Parent company	
Asset	**Sep/2020**	**Dec/2019**	**Sep/2020**	**Dec/2019**
Tax losses (IR) and negative base (CSL)	4,730,838	2,150,692	719,101	58,421
Goodwill amortized	10,310	21,677	2,915	3,188
Exchange variations	5,383,275	1,132,351	5,383,275	1,132,351
Temporary adjustments	4,079,156	2,357,267	3,987,731	2,318,243
Business combination	63,543	85,539	63,543	85,539
Tax credits	52,666	49,833	52,666	49,833
Other	44,108	62,288	31,973	31,972
	14,363,896	**5,859,647**	**10,241,204**	**3,679,547**
Liability				
Amortization of goodwill based on future profitability	722,309	722,685	715,568	715,568
Tax depreciation	2,037,214	1,911,214	869,537	946,695
Temporary adjustments	789,352	424,400		
Business combination	1,302	1,302	1,302	1,302
Present value adjustment and amortized cost	55,320	11,276	55,320	11,276
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	359,444	393,773	359,444	393,773
Other	7,095	5,437	3,515	3,516
	3,972,036	**3,470,087**	**2,004,686**	**2,072,130**

(b.ii) Offset for the purpose of presentation in the balance sheet (consolidated)

				Sep/2020
	Headquarters (Country)	**Tax calculation**	**Offsetting**	**Balance**
Assets				
Braskem S.A.	Brazil	10,241,204	(2,004,686)	8,236,518
Braskem Argentina	Argentina	2,067		2,067
Braskem Alemanha	Germany	46,988		46,988
Braskem Chile	Chile	334	(334)	
Braskem Idesa	Mexico	3,981,440	(1,444,178)	2,537,262
Braskem Idesa Serviços	Mexico	12,308		12,308
Braskem México Serviços	Mexico	8,212		8,212
Cetrel	Brazil	22,716	(5,362)	17,354
DAC	Brazil	48,627	(1,379)	47,248
		14,363,896	**(3,455,939)**	**10,907,957**
Liabilities				
Braskem S.A	Brazil	2,004,686	(2,004,686)	
Braskem America	USA	512,851		512,851
Braskem Chile	Chile	3,580	(334)	3,246
Braskem Idesa	Mexico	1,444,178	(1,444,178)	
Cetrel	Brazil	5,362	(5,362)	
DAC	Brazil	1,379	(1,379)	
		3,972,036	**(3,455,939)**	**516,097**

All amounts in thousands, except as otherwise stated

	Headquarters (Country)	Tax calculation	Offsetting	Dec/2019 Balance
Assets				
Braskem S.A.	Brazil	3,679,547	(2,072,130)	1,607,417
Braskem Argentina	Argentina	1,010		1,010
Braskem Alemanha	Germany	28,176		28,176
Braskem Chile	Chile	162	(162)	
Braskem Idesa	Mexico	2,056,723	(1,117,641)	939,082
Braskem México Serviços	Mexico	9,677		9,677
Cetrel	Brazil	24,313	(5,846)	18,467
DAC	Brazil	60,039	(1,272)	58,767
		5,859,647	**(3,197,051)**	**2,662,596**
Liabilities				
Braskem S.A	Brazil	2,072,130	(2,072,130)	
Braskem America	USA	271,285		271,285
Braskem Chile	Chile	1,913	(162)	1,751
Braskem Idesa	Mexico	1,117,641	(1,117,641)	
Cetrel	Brazil	5,846	(5,846)	
DAC	Brazil	1,272	(1,272)	
		3,470,087	**(3,197,051)**	**273,036**

(c) Realization of deferred income tax and social contribution

In the period ended September 30, 2020, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

All amounts in thousands, except as otherwise stated

21 Sundry provisions

The information on sundry provisions was presented in the 2019 annual financial statements of the Company, in Note 23.

		Consolidated		Parent company	
		Sep/2020	Dec/2019	Sep/2020	Dec/2019
Provision for customers rebates	(i)	365,313	365,155	364,365	362,074
Provision for environmental damages		116,555	84,110	34,584	22,536
Other		145,173	55,941	110,631	31,258
Total		**627,041**	**505,206**	**509,580**	**415,868**
Current liabilities		262,129	203,134	183,185	141,319
Non-current liabilities		364,912	302,072	326,395	274,549
Total		**627,041**	**505,206**	**509,580**	**415,868**

(i) Braskem operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we revaluate our potential exposure related to environmental matters. The Company has bveen studying areas to investigate and evaluate possible remediation acvtions, classified as possible risk. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture properly any changes in facts and circumstances that change the prognosis of actions to be adopted and that consequently require the recording of provisions for environmental remediations.

All amounts in thousands, except as otherwise stated

22 Contingencies

22.1 Claims with probable loss and contingent liabilities arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2019 annual financial statements, in Note 24.1.

	Consolidated		Parent company	
	Sep/2020	Dec/2019	Sep/2020	Dec/2019
Labor claims	283,375	315,437	279,287	312,148
Tax claims				
Normal operations				
IR and CSL	31,331	22,284	31,331	22,284
PIS and COFINS	203,569	196,356	203,569	196,356
ICMS	47,814	70,645	47,814	70,645
Other tax claims	18,705	18,475	15,063	14,837
	301,419	**307,760**	**297,777**	**304,122**
Business Combination				
IR and CSL	3,662	3,581	3,662	3,581
PIS and COFINS	64,729	63,291	64,729	63,291
ICMS - interstate purchases	304,272	297,456	304,272	297,456
	372,663	**364,328**	**372,663**	**364,328**
Corporate claims	124,411	118,485	124,411	118,485
Civil claims and other	64,950	45,514	62,299	43,145
	1,146,818	**1,151,524**	**1,136,437**	**1,142,228**

22.2 Claims with possible chance of loss

The description of the main claims with possible losses are presented in the 2019 annual financial statements, in Note 24.2.

			Consolidated
	Note	Sep/2020	Dec/2019
Civil claims - Alagoas	24	30,588,236	33,973,320
Civil claims - Other		664,179	769,126
Tax claims	(a)	7,596,815	6,199,283
Labor claims		623,597	642,229
Other lawsuits	(b)	923,088	546,743
Total		**40,395,915**	**42,130,701**

All amounts in thousands, except as otherwise stated

(a) Tax

ICMS – Credit reversal on output not taxed (Deferral)

In July 2020, the Company was notified by the State of Alagoas for the lack of ICMS payment arising from the alleged lack of reversal of tax credited in operations prior to outputs not taxed due to deferral, in accordance with the legislation of the State of Alagoas.

On September 30, 2020, the restated value of these claims was R$109 million.

No deposit or other type of guarantee for this proceeding have been made, since they are still pending in the administrative instance.

IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on fund transfers and receipts between the Company and CPN Incorporated through a checking account contract and the single cash management related to the period from May 2002 to April 2004.

In April 2020, the administrative decision that deemed invalid the claim discussing the characterization of loans in AFAC operations and checking accounts became final and unappealable, reducing this contingency by R$108 million.

On September 30, 2020, the restated amount of this claim is R$60 million. The Company offered guarantee that cover the full amount in litigation.

IRPJ and CSLL – Foreign earned income – Braskem America

In July 2020, the Company was notified by the Federal Revenue Service for not subjecting to taxation the income earned abroad by its subsidiary Braskem America Inc. in fiscal year 2015, given the nonconsideration of the tax credits obtained by this foreign subsidiary. The notification also involves allegations of undue offset of social contribution tax loss carryforwards for fiscal year 2016, due to the nonexistence of balances, given the disallowances arising from tax deficiency notices and the applications under tax amnesty programs.

The restated amount of the taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards under said tax deficiency notice was R$280 million.

IRPJ and CSLL – Profits earned abroad – Braskem Netherlands

On November 4, 2020, the Company received a notice from Brazil's Federal Revenue Service about its disagreement with the application of the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies cannot be taxed in Brazil. The notice was related to the Dutch subsidiary's profits in 2015 and 2016. According to the Company, as advised by its external

All amounts in thousands, except as otherwise stated

legal advisors, the profits earned by its subsidiary abroad are exempt from taxation in Brazil pursuant to Article 7 of the Agreement between Brazil and the Netherlands to avoid double taxation.

As per the tax notices, the IRPJ and CSLL taxes plus fine and interest total R$910 million.

No deposit or any other type of guarantee for these proceedings have been made, since they are still pending in the administrative sphere.

(b) Other judicial proceedings

Social security

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001.

After the payment of these reserves in 2015 and with the conclusion of the distribution phase, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv) 90% of supplementation; (vi) Return of Contributions; (vii) Difference in Savings Account Reserve; (viii) Objection against legality of Sponsorship Withdrawal.

In April 2020, the Company engaged an external expert to conduct an actuarial analysis of said cases to identify those suitable for pricing considering their procedural maturity and the particularities of each active pension plan in its National Benefit Plan Register (CNPB).

Currently, this portfolio is composed of 830 active cases deemed as possible in terms of financial contingency, representing an estimated disbursement of R$257.4 million.

No judicial deposit or any other type of guarantee has been made for this case.

Social security contributions – hazardous agents

The Company is a party to administrative proceedings and lawsuits that claim: (i) the collection through tax notices of premium for Occupational Accident Risk ("RAT") for funding of special retirement, in view of workers' alleged exposure to hazardous agents, as well as the fine for not disclosing this information in the Individual Payment Bill of the Workers Severance Fund (GFIP) (period from April 1999 to February 2006); (ii) the assessment of premium for RAT in view of workers' alleged exposure to hazardous agents (noise and carcinogenic agents) in the period from January 2016 to July 2018; and (iii) in tax foreclosure, the claim for the aforementioned premium for RAT related to the period from November 2000 to January 2001 and from November 2001 to June 2002. After the new tax notice received in May 2020 in the amount of R$144 million, the total amount of these proceedings on September 30, 2020 is approximately R$192 million.

No deposit or any other type of guarantee for the proceedings still pending in the administrative instance have been made, and the only lawsuit is secured by a performance bond in the amount of R$3.7 million.

All amounts in thousands, except as otherwise stated

22.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares between May 6, 2016 and July 8, 2020. The actions were filed against Braskem and individual defendants in accordance with the U.S. Securities Exchange Act of 1934 and its rules, based on allegatios that the defendants made false statements or omissions related to the geological event in Alagoas and related matters. The Company engaged a specialized US-based law office to represent it in the class action.

Braskem cannot predict with reliability the fuure developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

23 Leniency agreement

Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

All amounts in thousands, except as otherwise stated

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.4 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;
5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019;
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019;
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above; and
10. CHF16,065 (R$92,586) to the Swiss Office of the Attorney General, related to the third of four annual installments payable until 2021, paid on June 30, 2020.

As informed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office Of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The amount of outstanding installments, after the CGU/AGU Agreement, discounting the installment paid on January 30, 2020, is approximately R$1.5 billion and will be paid as follows:

1. CHF16,065 to the Swiss Office of the Attorney General, corresponding to last outstanding annual installments, due on June 30, 2021;
2. Approximately R$900 million under the MPF Agreement and CGU/AGU Agreement, in three annual, equal and successive installments adjusted by the variation in the SELIC rate , payable on January 30 of each year as from 2021. To guarantee payment of the installments of these installments coming due,

All amounts in thousands, except as otherwise stated

Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment; and

3. R$409,876 under the CGU/AGU Agreement, adjusted by the variation in the SELIC rate as from the execution date of such agreement, with the first installment of R$284,665 payable on January 30, 2024 and the second, of R$125,211, payable on January 30, 2025.

In 2019, the Company also began negotiations with the Bahia State Prosecution Office, which also adhered to the MPF Agreement, as well as with the Rio Grande do Sul State Prosecution Office, which also adhered to the MPF Agreement. No additional payment is expected to be made by the Company to both offices.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements") with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

24 Geological phenomenon - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. After an earthquake in the region, in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and the measures to be taken.

In May 2019, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem's salt mining operations. Despite this, the geological phenomenon of unknown causes continues to be investigated, which requires a series of studies. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With the support of independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (ANM) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

All amounts in thousands, except as otherwise stated

On November 14, 2019, Braskem presented to the ANM measures for definitively shutting down its salt mining activities in Maceió, with the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383,067, of which R$1,450,476 is under current liabilities and R$1,932,591 is under non-current liabilities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes a cooperative framework for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. Under the Agreement, Braskem undertakes to apply the measures envisaged in its Financial Compensation and Support for Relocation Program ("PCF") to the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Map of Sectors"), which expanded the risk areas from which residents must be relocated according to the Authorities. On July 15, 2020, the Company and the Authorities signed an amendment to the Agreement to incorporate this expansion into the PCF. The Agreement further provides for the inclusion of properties located in the monitoring area of the Map of Sectors in the PCF, when such properties present serious structural risks resulting from the geological events that have been occurring in the region, duly recognized by a Technical Board formed by the National Civil Defense, the Municipal Civil Defense and an expert appointed by Braskem.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities ("Studies") were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios of areas with potential future impacts on the surface in the long run, which includes areas identified by the Map of Sectors of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Moreover, given the update of the Map of sectors, in October 2020, the Company and the Authorities, in mutual agreement, decided to include approximately 2,000 properties in the PCF by entering into an Instrument of Resolutions.

As assessed by the Company and its external advisors, considering the short- and long-term effects of the recent technical studies and the existing information for implementing potential new measures connected with the geological event in Alagoas, on September 30, 2020, the Company increased the provision to R$7,910,888, with R$3,682,266 under current liabilities and R$4,228,622 under non-current liabilities.

All amounts in thousands, except as otherwise stated

The following table shows the changes in the provision in the period:

	Consolidated
Balance at December 31, 2019	**3,383,067**
Provisions	5,378,708
Constitution of present value adjusment	(235,313)
	5,143,395
Write-offs (*)	(669,557)
Realization of present value adjusment	53,983
Balance at September 30, 2020	**7,910,888**
Current liability	3,682,266
Non-current liability	4,228,622
Total	**7,910,888**

(*) Of this amount, R$515,509 refers to payments made and R$154,048 was reclassified to the suppliers group.

The Company's provisions are based on current estimates and assumptions and may be subject to future updates arising from new facts and circumstances, including changes in the execution time and extent of the action plans, the findings of current and future studies that indicate the recommendations conducted of experts, the outcome of pending lawsuits and other new developments.

Studies related to potential socio-environmental, urban and mobility damages in the region could result in the need for additional disbursements and be the subject-matter of an agreement with the authorities. At this time, it is impossible to predict the outcome of such studies or their potential financial implications for additional disbursements to the costs already provisioned for by the Company.

Braskem is currently in settlement discussions with the relevant Authorities, with the goal of reaching a potential agreement that would afford greater legal security for the plan involving the actions being studied by providing for the suspension and/or termination of the existing lawsuits. A potential agreement is still uncertain and subject to conclusion of ongoing negotiations and approval by the Company and the competent Authorities, for which reason it is still impossible to accurately estimate the amount or if the ongoing negotiations will be successful. The estimate of the economic impact of the potential agreement will depend on: (i) an agreement on the environmental and urban recovery plan and a detailed assessment of the estimates of the amounts to be disbursed; (ii) an analysis of the detailed scope of this plan to determine its correspondence to the initiatives and amounts for which provisions already have been accrued; and (iii) the timing of the execution of the plan and expenditures, which will impact the present value of obligations. All accounting impacts, if any, will be recognized in the period in which such agreement is executed.

The amounts included in the provision may be divided among the following action fronts:

a. Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

   For this action front, a provision was accrued in the amount of R$5,189,571, which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods

transportation, furniture storage costs and the negotiation of individual agreements for compensation the residents and third parties affected.

b. Actions for closing and monitoring the salt wells. Based on the findings of sonar and geomechanics studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is that they be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring.

   In addition to the above actions, for 15 of the 35 wells, the recommendation is to create a protection and monitoring area around them, in accordance with the IFG report of November 2019.

   The total provision for implementing these measures for the 35 wells is R$1,212,659. The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells and other possible natural alterations.

c. Social and environmental measures, such as expenses with demolition of properties, disposal of solid waste, soil drainage equipment, access control for areas, decommissioning of infrastructure of public utility networks in the area, among other security and urban mobility actions, amounting to R$875,680.

d. Additional measures, for which the provision amounts to R$632,978, for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

   The provision for social and environmental measures and additional measures also may suffer changes as the studies and actions in the region advance.

Braskem´s entry into and assumption of obligations under the Agreement do not constitute the recognition of legal culpability or liability by the Company for the relocation of the people from the risk areas. Braskem nevertheless will continue to collaborate with the Authorities, with the support of independent experts, to identify the causes of the geological events and the implementation of actions to ensure the safety of the communities in the affected districts.

The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

The Company is negotiating with its insurers the coverage of its insurance policies. These negotiations are in the early stages. Therefore, the payment of compensation will depend on an assessment of the insurance coverage under these policies. For this reason, no payment of compensation was recognized in the financial statements of the Company.

All amounts in thousands, except as otherwise stated

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for residents

This action sought a preliminary injunction for the freezing of R$3.7 billion and the award of damages for losses caused to the residents of the districts of Pinheiro, Mutange and Bebedouro. The original amount estimated by Plaintiffs is R$6.7 billion.

On January 3, 2020, the court ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"). The Agreement was ratified by the Federal Judge of the 3rd Court of the State of Alagoas and produced the following effects:

(i) the unfreezing of R$3.7 billion (*) previously frozen from the cash balance of Braskem in the context of the Public-Interest Civil Action;
(ii) the substitution of the performance bonds already submitted by the Company to the Court, in the amount of approximately R$6.4 billion, by two performance bonds in the aggregate amount of approximately R$3 billion, of which R$2 billion is to secure the Public-Interest Civil Action filed by the DPE and MPE and R$1 billion is to secure the Public-Interest Civil Action filed by the MPF, described in item (ii) below;
(iii) the elimination of the risk of another freezing of accounts in connection with the Public-Interest Civil Action;
(iv) the dismissal of the action in part with regard to the residents of the area envisaged in the Agreement who opt to enter into individual settlements with the Company to receive financial compensation for relocating from the area.

(*) The unfreezing occurred in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.

The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. The Agreement area originally encompassed approximately 4,500 real properties and 17,000 residents, benefited by the Financial Compensation and Support for Relocation Program ("PCF") previously implemented by Braskem only for residents affected by the implementation of the protection area. On June 17, 2020, the Company received from Authorities an official letter informing the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Map of Sectors"), which included 1,918 properties in the risk area, which were included in the PCF via an amendment to the Agreement entered into on July 15, 2020 between the Company and the Authorities. In October 2020, the Company and the Authorities agreed to include approximately 2,000 properties in the PCF, following the conclusion of specialized and independent technical studies contracted by the Company, which present potential impacts of the geological event on the surface of the region. {0><}0{>The outcome of these studies was also considered in the partial update of the Map of Sectors carried out by the Civil Defense in September 2020, which expanded the recommendation for reallocation of residents for the same around 2,000 additional properties included in PCF in October 2020.<0}

All amounts in thousands, except as otherwise stated

The PCF provides for relocation allowance, rent allowance, household goods transportation, costs with real estate agency, furniture storage costs and assistance from psychologists and social workers. A Residents Center was created with a structure dedicated exclusively to serving and supporting the residents of the districts located in the risk area.

Four Technical Cooperation Agreements were entered into with the Municipal Government of Maceió and the Civil Defense with the aim of establishing a mutual cooperation between the parties for activities to mitigate risks and to ensure public safety. The agreements encompass the execution of studies to understand the phenomenon (high-resolution seismic survey, analysis and seismic survey of the lake, airborne gravimetry, etc.), structure of the monitoring network in the districts and region of the salt wells, installation of a meteorological station, donation of equipment to the Municipal Civil Defense, implementation of video surveillance systems and installation of porticos, luminous signs and barrier gates of thoroughfares, among other things.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$1.7 billion in a checking account, with minimum working capital of R$100 million, whose transactions is verified by an external audit company. On September 30, 2020, the balance of said checking account corresponded to R$1,548,486, of which R$1,220,173 is recognized under current assets and R$328,313 under non-current assets.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action against Braskem and other defendants seeking, according to the original amount of the action, approximately R$27.6 billion for alleged social, environmental and property damages, as well as various other corrective and environmental compliance measures, safety plans and the suspension of the Company's government benefits.

In the preliminary injunction phase, the following main claims were made: (i) the accrual of an own private fund in the initial amount of R$3.1 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$20.5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension of financing with the Brazilian Development Bank (BNDES) and of government incentives, as well as on the prepayment of financial transactions with the BNDES.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the Alagoas State Federal Prosecution Office against the Company stated above. MPF's appeal against this decision has not yet been tried. To eliminate the risk of another freezing of accounts in connection with this action, the Company presented to the court the performance bond in the amount of R$1 billion, as defined in the Agreement described in item (i) above.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. The Company is in dialogue with the Federal Prosecution Office of Alagoas to reach a potential agreement to conclude this case. The potential agreement is still uncertain and subject to conclusion of negotiations in progress and approval by the Company and competent authorities.

(iii) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. The plaintiff is claiming damages of R$151 million, based on the original amount of the action.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iv) Civil Investigation – Urban Damages

On June 19, 2020, the Company took cognizance of the Civil Investigation launched by the Alagoas State Prosecution Office (MPE) to: 1) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; 2) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and or use of the cited empty spaces left in the districts impacted; 3) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 13, 2020, the Company was requested to provide preliminary information on the planned use of the region. The object of this Investigation is similar to that of the Public-Interest Civil Action filed by the Federal Prosecution Office in Alagoas related to socio-environmental damages referred to in item (ii) above. Since the Investigation is in its initial phase, the conclusion is uncertain and depends on studies and due diligence, detailed evaluations of solutions and negotiations with the authorities.

All amounts in thousands, except as otherwise stated

24.2 Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt acquired in the domestic market and/or imported from other regions. The Company expects to resume its industrial activities during in the fourth quarter of 2020.

25 Long-term incentive plan ("ILP Plan")

On March 19, 2020, the Board of Directors approved a new program, the "ILP Plan 2020," in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2020, after the vesting period and subject to compliance with all necessary requirements, is approximately 1,682 shares. The program's grant date was April 1, 2020. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

26 Equity

The information related to the Company's shareholders' equity was presented in its 2019 annual financial statements, in Note 29.

(a) Capital

On September 30, 2020, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			29,968,378	8.69			29,968,378	3.76
Other		12,907,077	2.86	158,912,179	46.05	500,230	100.00	172,319,486	21.62
Total		**451,668,652**	**100.00**	**343,824,794**	**99.65**	**500,230**	**100.00**	**795,993,676**	**99.85**
Treasury shares				1,224,878	0.35			1,224,878	0.15
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**100.00**

(i) American Depositary Receipts traded on the New York Stock Exchange (USA).

All amounts in thousands, except as otherwise stated

(b) Other comprehensive income

	Attributed to shareholders' interest									Consolidated
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(30,360)							(30,360)		(30,360)
Income tax and social contribution	10,323							10,323		10,323
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,064)							(1,064)		(1,064)
Income tax and social contribution	362							362		362
Fair value adjustments										
Accounts receivable		52						52		52
Foreign sales hedge										
Exchange rate				(1,541,323)				(1,541,323)	7,496	(1,533,827)
Transfer to result				1,081,925				1,081,925	48,747	1,130,672
Income tax and social contribution				162,944				162,944	(16,873)	146,071
Fair value of Cash flow hedge										
Change in fair value					(144,849)			(144,849)	(28,337)	(173,186)
Transfer to result					36,942			36,942	10,944	47,886
Income tax and social contribution					34,601			34,601	5,218	39,819
Fair value of cash flow hedge from jointly-controlled (RPR)					83			83		83
Actuarial loss with post-employment benefits, net of taxes						(50)		(50)		(50)
ILP PLan fair value										
Change in fair value		13,475						13,475	231	13,706
Income tax and social contribution		(3,240)						(3,240)		(3,240)
Foreign currency translation adjustment							713,511	713,511	(71,108)	642,403
Effect of CPC 42 / IAS 29 - hyperinflation							(3,438)	(3,438)		(3,438)
On September 30, 2019	**130,475**	**16,244**	**(9,469)**	**(7,922,969)**	**(330,731)**	**(53,624)**	**2,876,948**	**(5,293,126)**	**(609,584)**	**(5,902,710)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(29,942)							(29,942)		(29,942)
Income tax and social contribution	10,181							10,181		10,181
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(576)							(576)		(576)
Income tax and social contribution	196							196		196
Fair value adjustments										
Accounts receivable		229						229		229
Foreign sales hedge										
Exchange rate				(10,752,004)				(10,752,004)	(502,286)	(11,254,290)
Transfer to result				1,818,484				1,818,484	87,042	1,905,526
Income tax and social contribution				2,987,568				2,987,568	124,574	3,112,142
Fair value of Cash flow hedge										
Change in fair value					(1,237,661)			(1,237,661)	7,614	(1,230,047)
Transfer to result					(105,753)			(105,753)	(35,253)	(141,006)
Income tax and social contribution					453,444			453,444	8,292	461,736
Fair value of cash flow hedge from jointly-controlled (RPR)					786			786		786
ILP PLan fair value										
Change in fair value		11,113						11,113	(422)	10,691
Income tax and social contribution		(3,513)						(3,513)		(3,513)
Foreign currency translation adjustment							5,010,215	5,010,215	(341,749)	4,668,466
Effect of CPC 42 / IAS 29 - hyperinflation							5,078	5,078		5,078
On September 30, 2020	**103,473**	**27,374**	**(9,469)**	**(12,839,018)**	**(1,107,773)**	**(163,066)**	**7,398,785**	**(6,589,694)**	**(1,177,618)**	**(7,767,312)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

27 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
	Sep/2020	Sep/2019
Profit (loss) for the period attributed to Company's shareholders	(7,537,950)	124,339
Distribution of priority dividends attributable to:		
Preferred shares class "A"		124,158
Preferred shares class "B"		181
		124,339
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(4,277,247)	
Preferred shares class "A"	(3,255,966)	124,158
Preferred shares class "B"	(4,737)	181
	(7,537,950)	124,339
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	
Preferred shares class "A"	343,823,481	343,819,181
Preferred shares class "B"	500,230	500,230
	795,992,363	344,319,411
(Loss) profit per share (in R$)		
Common shares	(9.4699)	
Preferred shares class "A"	(9.4699)	0.3611
Preferred shares class "B"	(9.4699)	0.3618

All amounts in thousands, except as otherwise stated

	Sep/2020 Preferred shares Class "A" Outstanding shares	Sep/2020 Preferred shares Class "A" Weighted average
Amount at beginning of year	**343,823,073**	**343,823,073**
Incentive long term plan payments with treasury shares	1,721	408
Amount at the end of the year	**343,824,794**	**343,823,481**

	Sep/2019 Preferred shares Class "B" Outstanding shares	Sep/2019 Preferred shares Class "B" Weighted average
Amount at beginning of year	**343,814,914**	**343,814,914**
Incentive long term plan payments with treasury shares	8,159	4,267
Amount at the end of the year	**343,823,073**	**343,819,181**

28 Net revenues

	Consolidated		Parent company	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Sales revenue				
Domestic market				
Revenue	28,836,219	29,222,548	28,718,185	29,107,013
Rebates	(82,554)	(39,266)	(82,554)	(39,266)
	28,753,665	29,183,282	28,635,631	29,067,747
Foreign market				
Revenue	18,571,584	18,153,288	5,848,907	7,272,591
Rebates	(43,849)	(38,077)	(3,336)	1,405
	18,527,735	18,115,211	5,845,571	7,273,996
	47,281,400	47,298,493	34,481,202	36,341,743
Sales and services deductions				
Taxes				
Domestic market	(7,259,647)	(7,417,897)	(7,247,511)	(7,406,196)
Foreign market	(30,743)	(22,871)		
Sales returns				
Domestic market	(105,925)	(102,535)	(105,925)	(102,535)
Foreign market	(79,964)	(71,744)	(40,531)	(14,818)
	(7,476,279)	(7,615,047)	(7,393,967)	(7,523,549)
Net sales and services revenue	**39,805,121**	**39,683,446**	**27,087,235**	**28,818,194**

All amounts in thousands, except as otherwise stated

29 Other income (expenses), net

	Note	Sep/2020	Consolidated Sep/2019
Other income			
Fine on supply contract of raw material, net		282,560	324,615
PIS and COFINS credits - exclusion of ICMS from the calculation basis		199,826	1,850,254
Tax Credits recovery		194,933	2,922
Fixed assets disposal results		41,139	13,115
Other		98,416	69,878
		816,874	**2,260,784**
Other expenses			
Reversal of provision for damages - Alagoas	24	(5,143,395)	
Leniency agreement			(409,876)
Reversal (provision) for losses on the fixed asset		8,150	(114,529)
Allowance for judicial claims, net of reversals		(29,924)	(67,325)
Other		(215,071)	(180,590)
		(5,380,240)	**(772,320)**

All amounts in thousands, except as otherwise stated

30 Financial results

	Consolidated		Parent company	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Financial income				
Interest income	382,712	624,306	291,649	500,487
Other	115,767	41,716	80,688	19,199
	498,479	**666,022**	**372,337**	**519,686**
Financial expenses				
Interest expenses	(2,229,569)	(1,662,495)	(2,348,928)	(1,589,867)
Monetary variations on fiscal debts	(69,482)	(159,678)	(69,208)	(159,663)
Discounts granted	(57,074)	(65,385)	(53,228)	(65,384)
Loans transaction costs - amortization	(122,342)	(95,581)	(4,134)	(11,602)
Adjustment to present value - appropriation	(182,353)	(288,388)	(169,479)	(285,415)
Interest expense on leases	(126,354)	(73,802)	(83,153)	(46,388)
Other	(895,385)	(328,297)	(735,687)	(202,918)
	(3,682,559)	**(2,673,626)**	**(3,463,817)**	**(2,361,237)**
Exchange rate variations, net				
On financial assets	316,244	50,257	449,672	126,487
On financial liabilities	(7,641,824)	(1,916,793)	(5,995,474)	(1,712,439)
	(7,325,580)	**(1,866,536)**	**(5,545,802)**	**(1,585,952)**
Total	**(10,509,660)**	**(3,874,140)**	**(8,637,282)**	**(3,427,503)**

31 Expenses by nature and function

	Consolidated		Parent company	
	Sep/2020	Sep/2019	Sep/2020	Sep/2019
Classification by nature:				
Raw materials other inputs	(26,646,985)	(28,301,502)	(19,676,612)	(22,439,119)
Personnel expenses	(2,212,113)	(2,204,167)	(1,480,821)	(1,605,851)
Outsourced services	(1,534,234)	(2,154,746)	(857,625)	(1,514,138)
Depreciation, amortization and depletion	(3,001,589)	(2,607,860)	(1,805,187)	(1,684,224)
Freights	(1,690,145)	(1,868,654)	(1,009,765)	(1,219,018)
Costs of idle industrial plants	(340,672)	(200,434)	(332,934)	(189,983)
Provision - geological event in Alagoas	(5,143,395)		(5,143,395)	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	199,826	1,850,254	199,826	1,850,254
Leniency agreement		(409,876)		(409,876)
Other general and administrative expenses	(618,902)	(266,654)	(474,949)	(360,601)
Total	**(40,988,209)**	**(36,163,639)**	**(30,581,462)**	**(27,572,556)**
Classification by function:				
Cost of products sold	(33,533,365)	(34,614,756)	(24,036,572)	(26,809,276)
Selling and distribution	(1,369,619)	(1,329,992)	(732,278)	(772,897)
(Loss) reversals for impairment of trade accounts receivable	(15,036)	(6,970)	(6,897)	(882)
General and administrative	(1,333,961)	(1,530,858)	(866,476)	(1,125,619)
Research and development	(172,862)	(169,527)	(90,545)	(97,483)
Other income	816,874	2,260,784	508,562	1,955,564
Other expenses	(5,380,240)	(772,320)	(5,357,256)	(721,963)
Total	**(40,988,209)**	**(36,163,639)**	**(30,581,462)**	**(27,572,556)**

All amounts in thousands, except as otherwise stated

32 Segment information

The Company made changes to its organizational structure with a view to capturing synergies in all regions to further improve the integration of its operations. As a result of these changes, the Management revised the structure of its internal reporting with a focus on its operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led it to adopt a new structure for reporting segments by region, as of 2020.

							Sep/2020
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	27,615,688	(23,008,516)	4,607,172	(1,090,466)		(5,100,324)	(1,583,618)
USA and Europe	10,044,377	(8,593,013)	1,451,364	(502,267)		28,958	978,055
Mexico	2,878,725	(2,201,474)	677,251	(312,576)		251,950	616,625
Total	40,538,790	(33,803,003)	6,735,787	(1,905,309)		(4,819,416)	11,062
Other segments	220,352	(137,402)	82,950	47,514	(19,893)	7,115	117,686
Corporate unit				(1,019,349)		256,243	(763,106)
Braskem consolidated before eliminations and reclassifications	40,759,142	(33,940,405)	6,818,737	(2,877,144)	(19,893)	(4,556,058)	(634,358)
Eliminations and reclassifications	(954,021)	407,040	(546,981)	(14,334)		(7,308)	(568,623)
Total	39,805,121	(33,533,365)	6,271,756	(2,891,478)	(19,893)	(4,563,366)	(1,202,981)

For the purpose of comparability, the Company is restating the period ended September 30, 2019, as follows:

							Sep/2019
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	29,793,480	(26,489,178)	3,304,302	(2,127,143)		(21,324)	1,155,835
USA and Europe	7,657,986	(6,212,804)	1,445,182	(544,717)		(2,675)	897,790
Mexico	2,315,547	(1,908,608)	406,939	(250,302)		279,454	436,091
Total	39,767,013	(34,610,590)	5,156,423	(2,922,162)		255,455	2,489,716
Other segments	218,400	(140,903)	77,497	(31,776)	(3,173)	(772)	41,776
Corporate unit				(120,890)		1,263,646	1,142,756
Braskem consolidated before eliminations and reclassifications	39,985,413	(34,751,493)	5,233,920	(3,074,828)	(3,173)	1,518,329	3,674,248
Eliminations and reclassifications	(301,967)	136,737	(165,230)	37,481		(29,865)	(157,614)
Total	39,683,446	(34,614,756)	5,068,690	(3,037,347)	(3,173)	1,488,464	3,516,634

33 Subsequent events

(a) On October 4, 2020, the Company detected an attempt to hack its Information Technology environment and, as a precautionary measure, its security system interrupted access to some of its servers and software.

After the procedures required for the safe resumption of its activities were implemented, the Company normalized access to all its servers and applications, which enabled it to normalize its operations, as communicated to the market on October 19, 2020.

In this regard, the Company informs that not only did it launch a forensic investigation to obtain more information on the functioning of the attack and the potential impacts, but also reviewed its cybersecurity program and updated it with additional protection actions.

(b) On October 16, a lawsuit of the Company involving the exclusion of ICMS tax from the PIS/COFINS tax base were certified as final and unappealable, which represents the approximate amount of R$134,375 to be recognized in the fourth quarter in the line federal tax credits presented in Note 8.